UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

MASISA S.A.
(formerly known as Terranova S.A.)
(Exact name of Registrant as specified in its charter)

MASISA S.A.
(formerly known as Terranova S.A.)
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82

On October 30 2007 the registrant filed a report with the Superintendencia de Valores y Seguros de Chile (Chilean Superintendent of Securities and Insurance) which included information of the registrant’s financial statements and results of its operations for the nine month period ended on September 30, 2007. Attached is a free translation of the financial statements and results of operations from the original document in Spanish. The financial information included in this report was prepared according to the generally accepted accounting principles in Chile and does not include reconciliation to generally accepted accounting principles in the United States.

MASISA S.A.
(Free translation from the original in Spanish)
	As of September 30 ,
CONSOLIDATED BALANCE SHEET	2007	2006
	THUS$	THUS$

ASSETS
Total current assets	508,715	498,697
Cash and Banks	14,275	11,148
Time deposits	42,315	50,846
Marketable securities (net)	1,154	201
Accounts receivable (net)	144,674	141,052
Notes receivable (net)	9,052	10,968
Sundry debtors	24,611	27,491
Notes and accounts receivable from related companies	7,619	7,694
Inventories (net)	193,320	187,953
Recoverable taxes	55,065	47,437
Prepaid expenses	9,190	7,794
Deferred taxes	5,324	3,551
Other current assets	2,116	2,562
Leasing Contracts (net)	0	0
Assets for Leasing(net)	0	0
Total fixed assets	1,587,886	1,475,494
Lands	157,868	135,386
Buildings and infrastructure	214,345	212,511
Machinery and equipment	853,011	843,304
Other fixed assets	808,551	689,044
Goodwill from technical reappraisal of fixed asset	7,390	7,390
Depreciation (less)	-453,279	-412,141
Total other assets	-2,308	-19,397
Investments in related companies	4,319	4,633
Investments in other companies	217	205
Goodwill	2,345	1,186
Negative goodwill (less)	-55,295	-59,412
Long term debtors	5,385	4,661
Long term notes and accounts receivable from related companies	0	1,556
Long term deferred taxes	0	0
Intangible assets	11,498	10,637
Amortization (less)	-680	-28
Others	29,903	17,165
Leasing Contracts (net)		0
TOTAL ASSETS	2,094,293	1,954,794

The accompanying Notes No 1 to 32 are a fundamental part of these consolidated financial statements,

MASISA S.A.
(Free translation from the original in Spanish)

	As of September 30 ,
CONSOLIDATED BALANCE SHEET	2007	2006
	THUS$	THUS$

Total current liabilities	370,518	277,442
Short term obligations to banks and financial institutions	117,691	65,904
Short term portion of long term obligations to banks and financial institutions	42,358	57,741
Obligations to the public -short-term portion (promissory note)	0	0
Obligations to the public -short-term portion (bonds)	57,848	34,359
Long term obligations due within one year	0	4
Dividends payable	451	504
Accounts payable	70,800	57,760
Notes payable	997	719
Sundry creditors	1,373	2,192
Notes and accounts payable to related companies	10,718	4,948
Provisions	40,293	26,164
Withholdings	15,628	18,166
Income tax	11,871	7,801
Revenue received in advance	230	866
Deferred Taxes	0	0
Other current liabilities	260	314
Total long-term liabilities	525,909	530,350
Obligations to banks and financial institutions	146,423	181,051
Long term obligations to the Public (bonds)	283,769	283,264
Notes payable Long Term	0	0
Long term sundry creditors	67	130
Notes and accounts payable to related companies Long Term	0	0
Long term Provisions	1,657	1,426
Long term Deferred taxes	76,450	46,828
Other long term liabilities	17,543	17,651
Minority interest	10,277	17,354
Total shareholders' equity	1,187,589	1,129,648
Paid/up capital stock	812,880	812,880
Capital revaluation reserve	0	0
Overcharge in company share sales	0	0
Other reserves	206,708	173,176
Retained Earnings	168,001	143,592
Reserves future dividends	51,424	51,424
Accumulated profits	90,089	73,072
Accumulated losses (less)	0	0
Net income (loss) for the period	26,488	19,096
Interim dividends (less)	0	0
Accumulated deficit for development period	0	0
Total liabilities	2,094,293	1,954,794

The accompanying Notes No 1 to 32 are a fundamental part of these consolidated financial statements

MASISA S.A.
(Free translation from the original in Spanish)
	As of September 30 ,
	2007	2006
	THUS$	THUS$
CONSOLIDATED INCOME STATEMENT
OPERATING RESULT	76,564	65,446
GROSS MARGIN	173,391	153,643
Operating Income	706,109	663,850
Operating costs (less)	-532,718	-510,207
Selling and administrative expenses (less)	-96,827	-88,197
NON /OPERATING RESULT	-40,757	-35,890
Financial Income	3,204	3,808
Net income on investments in related companies	0	573
Other non operating income	1,305	2,711
Loss on investments in related companies (less)	-47	0
Amortization of goodwill (less)	-85	-64
Financial expenses (less)	-29,237	-26,037
Other non/operating expenses (less)	-13,479	-7,837
Price/level restatements	2,834	1,093
Exchange Differences	-5,252	-10,137
Result before income taxes and extraordinary items	35,807	29,556
Income taxes	-20,072	-21,403
Extraordinary Items		0
Net income (loss) before minority interests	15,735	8,153
Minority interests	7,324	7,532
Net Income (Loss)	23,059	15,685
Amortization negative goodwill	3,429	3,411
NET INCOME (LOSS) FOR THE PERIOD	26,488	19,096

The accompanying Notes No 1 to 32 are a fundamental part of these consolidated financial statements,

MASISA S.A.
 (Free translation from the original in Spanish)

	As of September 30 ,
	2007	2006
	THUS$	THUS$
CONSOLIDATED STATEMENT OF CASH FLOW -DIRECT
Net cash flow from operating activities	71,629	100,666
Collection of accounts receivable	989,075	824,231
Financial income received	4,742	7,165
Dividends and other distributions received	0	0
Other income received	32,930	19,885
Payments of suppliers and personnel (less)	-876,602	-694,340
Interest paid (less)	-25,804	-32,418
Income tax paid (less)	-11,415	-9,710
Other expenses paid (less)	-2,643	-2,772
VAT, and similar paid (less)	-38,654	-11,375
Cash flow from financing activities	10,337	-22,099
Placement of shares	0	44,012
Loans drawn	160,383	219,368
Bonds	87,842	162,965
Documented loans from related companies	0	0
Other loans from related companies	0	0
Other financing sources	7,786	0
Dividends paid (less)	-12,433	-11,491
Distribution of capital (less)	0	0
Loans repaid (less)	-151,739	-266,445
Bonds paid (less)	-81,502	-169,605
Repayment of documented loans from related companies (less)	0	0
Repayment of other loan form related companies (less)	0	0
Stock issuance and placement expenses (less)	0	-903
Bond issuance and placement expenses (less)	0	0
Other financing disbursements (less)	0	0
Net cash flow from investment activities	-71,875	-114,246
Sales of fixed assets	1,441	38
Sales of permanent investments	0	0
Sales of other investments	16,677	0
Collection of documented loans to related companies	3,952	0
Collection of other loans to related companies	32,672	0
Other investment income	0	0
Acquisition of fixed assets (less)	-99,176	-84,086
Interest capitalized repaid (less)	-6,573	-5,149
Permanent investments (less)	-2,371	-24,340
Investments in financial instruments (less)	-18,497	0
Documented loans to related companies (less)	0	-709
Other loans to related companies (less)	0	0
Other investment disbursements (less)	0	0
Net total cash flow for the period	10,091	-35,679
Effect of inflation on cash and cash equivalents	-32	17
Net variation in cash and cash equivalents	10,059	-35,662
Initial balance of cash and cash equivalents	47,049	97,857
Final balance of cash and cash equivalents	57,108	62,195

The accompanying Notes No 1 to 32 are a fundamental part of these consolidated financial statements,

MASISA S.A.
(Free translation from the original in Spanish)

	As of September 30 ,
	2007	2006
	THUS$	THUS$
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Net income (loss) for the period	26,488	19,096
Results on sales of assets:	28	-26
(Profit) loss on sales of fixed assets	28	-26
Profit on sales of investments (less)	0	0
Loss on sales of investments	0	0
(Profit) loss on sales of other assets	0	0
Charges (credits) to income not affecting cash flow:	53,342	58,069
Depreciation for the period	37,567	37,664
Amortization of intangible assets	746	337
Write/off and provisions	5,038	0
Income from investment in related companies (less)	0	-573
Loss on investment in related companies	47	0
Amortization of goodwill	85	64
Amortization of negative goodwill (less)	-3,429	-3,411
Net price/level restatements	-2,834	-1,093
Net exchange difference	5,252	10,137
Other credit to income not affecting cash flow (less)	-3,013	0
Other charges to income not affecting cash flow	13,883	14,944
Changes in assets affecting cash flow (increases) decreases:	-48,147	151
Accounts receivable	-34,761	-29,977
Inventories	-8,557	31,868
Other assets	-4,829	-1,740
Changes in liabilities affecting cash flow (increases) decreases:	47,242	30,908
Accounts payable related to operating income	14,914	21,967
Interest payable	9,896	-4,880
Net income taxes payable	2,985	-2,189
Other accounts payable related to non/operating income	7,734	-369
Net value added tax and similar payable	11,713	16,379
Profit (loss) of minority interest	-7,324	-7,532
Net cash flow from operating activities	71,629	100,666

The accompanying Notes No 1 to 32 are a fundamental part of these consolidated financial statements,

MASISA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30 , 2007 AND 2006

(Free translation from the original in Spanish)

NOTE 1: INSCRIPTION IN THE SECURITIES REGISTER

Masisa S.A. is an open corporation whose shares are listed on the stock market; It was inscribed in the Securities Register with the number 0825 on March 24, 2004 and is subject to the regulatory authority of the Chilean Superintendence of Securities and Insurance and the United States Securities and Exchange Commission.

NOTE 2: SIGNIFICANT ACCOUNTING PRINCIPLES APPLIED

a) Accounting period

The consolidated financial statements cover the periods from January 1 to September 30, 2007 and 2006.

b) Preparation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile and the instructions of the Superintendence of Securities and Insurance. In the event of differences between the two, the instructions of the Superintendence of Securities and Insurance prevail.

c) Presentation

These financial statements are presented in United States dollars; the figures for the previous year are not therefore restated for comparison purposes.

Certain reclassifications have been made in the 2006 period for a better interpretation of these financial statements.

d) Basis of Consolidation

These consolidated financial statements include assets, liabilities, results, and cash flows at the closing of each period related to the Parent Company and its subsidiaries. The effects of transactions and unrealized results among the consolidating companies have been eliminated, and the ownership interest of minority investors is shown as Minority Interest.

e) Price-level Restatement

The indirect subsidiaries that carry their accounting figures in Chilean pesos, have adjusted their financial statements in order to recognize the effects on the variation of the price level restatement of that currency in the respective period. For these effects, the current legal dispositions have been applied, which establish that non currency assets and liabilities must be updated with effects on results. The applied index was the official Consumer Price Index, published by the National Statistics Institute (Instituto Nacional de Estadísticas) on a previous month basis, had a variation of 5.1% in 2007 (2.5% in 2006).

f) Currency translation

The Company is authorized to keep its accounts in United States dollars. The dollar is used as the common unit of account so the balances of assets and liabilities in different currencies have been expressed in US dollars at the exchange rates at the end of each period, Exchange differences are charged/credited to the income statement.

At September 30, 2007 and 2006, the principal exchange rates against the US dollar were:

	2007 per US dollar	2006 per US dollar
Chilean Peso	511.2300	537.0300
Reales	1.8389	2.1742
Bolivares	2,150.0000	2,150.0000
Argentinean Peso	3.1500	3.1040
Colombian Peso	2,023.1900	2,394.3100
Mexican Peso	10.9203	11.0502
Euro	0.7009	0.7886
Unidad de Fomento	0.0266	0.0292

g) Time deposits and Marketable securities

Time deposits are shown at their investment value plus indexation adjustments and accrued interest to the end of the period. Marketable securities related to investments in mutual funds units are shown at their respective redemption values at the period-end.

h) Inventories

-	Products being processed and finished products are shown at their production cost, under the cost-by-absorption method.

-	Standing forests are shown at the forestry appraisal value of the plantations that are expected to be harvested during the following year.

-	Wood logs, pulp wood and native wood are shown at average production cost or at cost, as the case may be.

-	Materials, spares, supplies, etc at their average cost.

-	Imports in transit at cost.

It is the Company’s policy to make allowances for the obsolescence of materials and spares and for the reduced value of finished products when they show certain criterias, like:

-	Replacement of old machinery or spares for unused machines.

-	Little alternative use of materials or spares with a low turnover.

-	Possible loss of commercial value of finished products in lengthy storage due to deterioration, as compared to the standards demanded by the market.

The value of the inventories does not exceed their net estimated realization or replacement value, as the case may be.

i) Estimate of uncollectible.

The Company’s policy is to make allowances for all accounts in judicial recovery and specific allowances for accounts that have a reasonable uncollectible risk.

j) Fixed Assets

Forest Plantations

Forest plantations are valued in accordance with the technical appraisal made by forestry engineers. Any incremental value so determined over the book value, that includes the financing cost during the growth period, has been credited to Forest reserve in Shareholders’ equity. The appraisal values have been determined on the basis of a formation cost value for young plantations and the estimated commercial value of standing timber for adult plantations.

The age at which the forest plantations are considered to be adult plantations, depends on their vegetative growth in each country.

Plantations expected to be harvested during the following year, based on a production plan, are shown as Inventories in Current assets.

Fixed assets, excluding plantations

Fixed assets are shown at their cost of acquisition or construction, or at their technical appraisal value, as the case may be, which includes financing costs during the construction period and the cost of the principal renovations or improvements. Maintenance and repair costs are charged to income in the period in which they are incurred.

Fixed assets that are temporally not in use at the period-end have been shown in Other fixed assets.

Fixed assets that are not in use and that are available for sale, have been classified as Others in the Other Assets account and are presented at their estimate realization value.

Technical appraisal

The technical appraisals were made in the form and periods set out in Circulars 1529, 1571 and 428 of the Superintendence of Securities and Insurance and are current at the date of these financial statements. No other technical appraisals have been booked.

k) Depreciation of fixed assets

Fixed assets are depreciated under the straight-line method over the estimated useful lives of the assets.

l) Intangible assets

The Company’s intangible assets, mainly water rights, are shown at their cost and are being amortized over a period of 40 years, as established in Technical Bulletin 55 of the Chilean Institute of Accountants.

m) Investments in related companies

Investments in related companies that do not consolidate, are shown at their proportional equity value, determined on the basis of their respective financial statements at the end of each period.

Foreign investments are adjusted to accounting principles generally accepted in Chile and translated to the company’s functional currency, as required by Technical Bulletin 64 of the Chilean Institute of Accountants.

The investments in national branches that take their accounting in Chileans pesos, are controlled in this currency and expressed in US dollars at the closing of each period. The appraisement differences due to conversion to dollars that are not originated by the results of the Company are adjusted in the equity account Conversion differences reserve, inside the item Other reserves.

n) Goodwill and negative goodwill

This represents the difference between the acquisition cost and proportional equity value of the investment at the time of purchase. These differences are amortized over the terms indicated in the Note - Goodwill and negative goodwill.

ñ) Financial transactions under resale agreements

Purchases of securities under resale agreements are shown at their present value calculated using the discount rate used for determining the price of each instrument at the time of its acquisition, and are shown in Current assets under Other assets.

o) Bonds payable

These relate to the placement of bearer bonds in Chile by Masisa S.A. and abroad by Masisa Overseas Ltd, which are valued at their initial face value plus indexation and interest accrued to the end of each period. The difference between the initial face value and the placement value is shown as a deferred asset which is being amortized on a straight-line basis over the term of the obligation.

p) Income tax and deferred taxes

The Company records its tax liabilities in accordance with current tax legislation.

The effects of deferred taxes resulting from timing differences between the financial and tax balance sheets are shown taking into account the tax rate current at the estimated time of reversal, as established in Technical Bulletin 60 of the Chilean Institute of Accountants. The effects of deferred taxes at the time of the implementation of that bulletin (January 2000) and not previously recognized, have been deferred and are being amortized against income over the estimated term for the reversal of the item originating the timing difference.

q) Severance payments

At September 30 of 2007 the Company has constituted provisions in order to cover the existent obligations with some unions that have compensation benefit guaranteed by retirement.

Provisions are made for the severance payments that the Company has to pay in any event under individual or group work contracts, according to the present value of the benefit using the accrued cost method, with an annual discount rate of 7% and a permanence ratio in line with years of service in the Company.

r) Sales

Sales are recorded at the time of the transfer of the goods or provision of services and relate to sales of products made by the Company and third parties. Sales prices are determined by conditions in the destination markets and are shown net of related taxes, price discounts and other things that directly affect their determination.

s) Derivative contracts

The Company has interest rate and currency swap contracts with financial institutions. These were defined as hedging of forecasted transactions and are shown as established in Technical Bulletin 57 of the Chilean Institute of Accountants.

The fair value of these instruments has been shown in Other assets or Other liabilities depending on whether they are receivable from or payable to the respective financial institution.

Unrealized gains corresponding to outstanding contracts of existing items have been shown in Other liabilities and the results realized have been taken to Financial expenses or Exchange differences, depending on the nature of the swap hedge.

In those cases where it is confirmed that the hedge taken was ineffective, the contracts have been treated as investment instruments.

t) Computer software

The software currently used by the Company was acquired from SAP Chile S.A. and consists of the SAP R/3 system, version 4,6 C, which is being amortized over 4 years.

u) Research and Development expenses

Research and development expenses are charged to the results of the year in which they are incurred. No significant disbursements have been made by the Company for this purpose, since the creation of the Company.

v) Statement of cash flows

Cash and cash equivalents are considered the short term investments that have a minimum risk and that are part of the normal cash management and which can be quickly converted into known amounts of cash, with the intention to make such conversion within 90 days.

Cash flows from operating activities include all such cash flows related to the Company’s business, including interest paid and received, dividends received and in general all those flows that are not otherwise defined as related to investment or financing. The operating concept used in this statement is broader than the one used in the Statement of income.

w) Share issue costs

In accordance with the instructions given in Circular 1370 of the Superintendence of Securities and Insurance and its later modification (Circular 1736), share issue and placement costs were shown in an account called "Share issue and placement costs", deducted from Reserves in Shareholders’ equity.

The following is a list of the consolidated subsidiaries:

		Ownership as of
		30/09/2007			30/09/2006
RUT	Company	Direct	Indirect	Total	Total
99537270-3	INVERSIONES INTERNACIONALES TERRANOVA S.A.	60.0000	0.0000	60.0000	60.0000
81507700-8	FORESTAL TORNAGALEONES S.A.	94.9061	0.0000	94.9061	94.9061
77790860-K	MASISA PARTES Y PIEZAS LIMITADA	99.8000	0.2000	100.0000	100.0000
0-E	MASISA OVERSEAS LIMITED	100.0000	0.0000	100.0000	100.0000
0-E	MADERAS Y SINTÉTICOS DEL PERÚ S.A.C.	99.0114	0.8897	99.9011	99.9011
0-E	MASISA USA, INC.	25.1200	44.9280	70.0480	70.0480
0-E	MADERAS Y SINTÉTICOS SERVICIOS S.A. DE C.V.	99.0000	1.0000	100.0000	100.0000
0-E	MASISA ECUADOR S.A.	99.9000	0.1000	100.0000	100.0000
0-E	MASISA DO BRASIL LTDA.	98.3907	1.6093	100.0000	100.0000
0-E	MADERAS Y SINTÉTICOS MÉXICO S.A. DE C.V.	99.9999	0.0001	100.0000	100.0000
0-E	TERRANOVA PANAMÁ S.A.	0.0000	60.0000	60.0000	60.0000
0-E	TERRANOVA DE VENEZUELA S.A.	0.0000	60.0000	60.0000	60.0000
0-E	COFORVEN S.A.	0.0000	59.9700	59.9700	59.9700
0-E	FORESTAL TERRANOVA MEXICO S.A. DE C.V.	0.0000	59.9940	59.9940	59.9940
0-E	CORPORACIÓN FORESTAL GUAYAMURE C.A.	0.0000	51.0000	51.0000	51.0000
0-E	MASISA MADEIRAS LTDA.	0.0000	59.9940	59.9940	59.9940
0-E	MASISA COLOMBIA S.A.	0.0000	59.9940	59.9940	59.9940
0-E	CORPORACIÓN FORESTAL IMATACA C.A.	0.0000	60.0000	60.0000	60.0000
0-E	ANDINOS C.A.	0.0000	60.0000	60.0000	60.0000
0-E	FORESTAL ARGENTINA S.A.	1.3200	93.6530	94.9730	93.6500
0-E	MASISA ARGENTINA S.A.	98.0000	2.0000	100.0000	100.0000
0-E	FIBRANOVA C.A.	0.0000	60.0000	60.0000	60.0000
0-E	MASNOVA DE MEXICO S.A. DE C.V.	0.0000	80.0000	80.0000	80.0000
0-E	CC MAS S.A DE C.V.	0.0000	100.0000	100.0000	0.0000

NOTE 03 - CHANGES IN ACCOUNTING PRINCIPLES

During the period ended on September 30, 2007, there have been no changes in the use of accounting principles, relevant changes in any accounting estimate or changes related to the reporting entity with regard to the previous year that may significantly affect the interpretation of these consolidated financial statements.

NOTE 04 - SHORT AND LONG TERM ACCOUNTS RECEIVABLE

The detail of debtors for sales, detailed by the country of the corporation that has the account to be collected is:

	2007	2006
	THUS$	THUS$
- Chile	38,008	33,153
- Venezuela	18,359	12,829
- Brazil	30,862	26,900
- Argentina	5,408	4,823
- Mexico	24,881	31,536
- Colombia	3,519	3,721
- United States	19,983	24,079
- Ecuador	1,511	2,094
- Peru	2,143	1,917
Total	144,674	141,052

	Current
	Less than 90 days		More than 90 days and up to 1 year		Sub-Total	Current Total (net)		Long Term
	30-09-007	30-09-006	30-09-007	30-09-006	30-09-007	30-09-007	30-09-006	30-09-007	30-09-2006
Account receivable	130,715	132,168	19,400	14,657	150,115	144,674	141,052	2,527	2,088
Uncollectible receivables estimate					5,441
Notes receivable	8,659	10,457	898	1,330	9,557	9,052	10,968	580	880
Uncollectible receivables estimate					505
Sundry debtors	20,175	22,905	4,852	4,730	25,027	24,611	27,491	2,278	1,693
Uncollectible receivables estimate					416
Total Long Term receivable								5.385	4.661

NOTE 05 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

The accounts receivable with related companies, correspond mainly to sales of products. These sales are expressed in US dollars.

Payment conditions and commercial accounts receivable are subject to normal market conditions and terms.

a) Notes and Accounts Receivable

		ShortTerm		LongTerm
RUT	Company	30-09-2007	30-09-2006	30-09-2007	30-09-2006
Foreign	OXINOVA C.A.	7,616	5,360	0	0
Foreign	AMANCO TUBOSISTEMAS HONDURAS	0	763	0	0
Foreign	AMANCO TUBOSISTEMAS COSTA RICA S.A.	0	165	0	0
Foreign	AMANCO TUBOSISTEMAS EL SALVADOR	0	163	0	0
Foreign	PLYCEM CONSTRUSISTEMAS GUATEMALA S.A.	0	245	0	0
Foreign	PLYCEM CONSTRUSISTEMAS NICARAGUA	0	327	0	0
Foreign	AMANCO BRAZIL LTD	0	665	0	0
Foreign	GRUPO NUEVA	3	6	0	0
TOTAL		7,619	7,694	0	0

b) Notes and accounts payables from related companies:

		Short-Term		Long-Term
RUT	Company	30-09-2007	30-09-2006	30-09-2007	30-09-2006
Foreign	OXINOVA C.A.	8,842	4,584	0	0
Foreign	TEK BOARD OVERSEAS, INC	1,876	364	0	0
TOTAL		10,718	4,948	0	0

c) Related Party Transactions and balance:

				30-09-2007		30-09-2006
Company	RUT	Relationship Nature	Description of Transaction	Amount	Effect on Income, (debit/credit)	Amount	Effect on Income, (debit/credit))
OXINOVA C.A.	Foreign	Related	Services rendered	54	54	54	54
OXINOVA C.A.	Foreign	Related	Purchase of products	18,635	-18,635	14,937	-14,937
OXINOVA C.A.	Foreign	Related	Land rent	9	9	9	9
PLYCEM CONSTRUSISTEMAS GUATEMALA S.A.	Foreign	Common Parent	Sales of products	207	87	477	184
PLYCEM CONSTRUSISTEMAS COSTA RICA S.A.	Foreign	Common Parent	Sales of products	276	116	0	0
PLYCEM CONSTRUSISTEMAS EL SALVADOR S.A.	Foreign	Common Parent	Sales of products	122	59	424	150
AMANCO TUBOSISTEMAS COSTA RICA	Foreign	Common Parent	Sales of products	0	0	1,433	570
PLYCEM CONSTRUSISTEMAS NICARAGUA S.A.	Foreign	Common Parent	Sales of products	0	0	361	134
AMANCO TUBOSISTEMAS HONDURAS	Foreign	Common Parent	Sales of products	0	0	144	66

NOTE 06 - INVENTORIES

Inventories as of September 30, 2007 and 2006 include the following:

	2007	2006
	THUS$	THUS$
Finished and process products	96,611	93,554
Imports in transit	15,900	22,427
Standing Timber	34,339	29,700
Raw Material, spare parts and materials	46,470	42,272
TOTAL	193,320	187,953

Inventories are shown net of allowance for THUS$5,710 (THUS$6,588 in 2006).

NOTE 07 - DEFERRED TAXES AND INCOME TAXES

a) Income tax

At September 30, 2007 the Company made no provision for income tax as it has total accumulated tax losses of ThUS$188,718 (ThUS$272,765 at September 30, 2006).

b) Deferred taxes

As required by Technical Bulletins 60, 68, 69 and 71 of the Chilean Institute of Accountants and Circular 1,466 of the Superintendence of Securities and Insurance, the Company showed deferred taxes arising from timing differences, tax losses and other events that create differences between the accounting and tax treatment of assets and liabilities, shown in the following table.

c) The result of income tax, generated by each country, is as follows:

Country	2007	2006
	THUS$	THUS$
Chile	4,457	(4,872)
Argentina	(7,544)	(6,241)
Brazil(*)	(12,750)	(6,678)
United States	1,644	(1,401)
Peru	(964)	(661)
Colombia	(783)	(836)
Venezuela	(4,048)	42
Others	(84)	(756)
Total	(20,072)	(21,403)

(*) The income tax in the Brazilian companies is strongly influenced by the variation between the Real currency and the US dollar, which generates exchange difference in the local accounting, when reevaluating the net liabilities in US dollars (nearly THUS$ 144,023). The variation registered in the real in this period is -13.99% (-7.11% in 2006).

Deferred Taxes.

	30-09-2007				30-09-2006
	Assets deferred taxes		Liabilities deferred taxes		Assets deferred taxes		Liabilities deferred taxes
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
Temporary Differences
Provision for uncollectible accounts	949	978	0	73	1,413	0	0	0
Anticipated income	0	0	0	0	0	0	0	0
Vacation provisions	818	0	0	0	660	0	0	0
Amortization of intangible assets	0	0	0	0	0	0	0	0
Leasing assets	0	0	0	0	0	0	0	0
Manufacturing expenses	0	0	1,354	0	0	0	1,115	0
Fixed assets depreciation	231	0	0	40,314	0	0	0	34,945
Severance payment	7	0	0	0	22	0	0	0
Others events	1,422	3,743	24	1,970	18	0	0	48
Expenses paid in advance	0	0	81	33	0	0	116	255
Fixed assets provision	0	1,404	0	0	0	1,993	0	0
Obsolescence provision	943	115	0	0	426		0	0
Other provisions	809	466	0	29,770	2,129	1,913	0	15,126
Forestry Reserve	0	0	0	47,216	0	0	0	35,424
Tax losses	1,380	76,168	0	0	79	124,202	0	0
Cost of activated funding	0	0	0	6,328	0	0	0	6,118
Non realized profits provision	224	227	0	0	129	230	0	0
Activated expenses in plantations	0	0	0	986	0	0	61	18,248
Others
Balance for Complementary assets net of amortization	0	0	0	14,277	33	1,402	0	17,165
Valuation provisions	0	47,138			0	80,765
Total	6,783	35,963	1,459	112,413	4,843	46,171	1,292	92,999

Income Taxes:

Items	30-09-2007	30-09-2006
Regular tax expense (tax provision)	-14,354	-10,465
Tax expenses adjustment (previous period)	0	-224
Effect for assets and liabilities for deferred taxes of the period	-4,507	-6,569
Tax credit due to tax loss	305	-3,438
Effect for amortization of deferred assets and liabilities complementary accounts	-1,423	-1,043
Effect on assets and liabilities of deferred taxes for the changes in the valuating provisions	21	0
Other charges and credits in the account	-114	336
Total	-20,072	-21,403

NOTE 08 - FIXED ASSETS

Goods related to fixed assets are valued as described in note 2 and are summarized as follows:
	2007			2006
Fixed assets	Book value	Cumulative Depreciation	Net Fixed Assets	Book value	Cumulative Depreciation	Net Fixed Assets
	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$
Lands	157,868	-	157,868	135,386	-	135,386

Building
and infrastructure	214,345	(79,230)	135,115	212,511	(69,582)	142,929
Machinery and
equipment	853,011	(325,900)	527,111	843,304	(293,239)	550,065

Other fixed assets	808,551	(43,833)	764,718	689,044	(45,021)	644,023
-Plantations	626,609	-	626,609	560,510	-	560,510
-Sites under
Construction	115,895	-	115,895	56,482	-	56,482
-Other fixed assets	66,047	(43,833)	22,214	72,052	(45,021)	27,031

Negative Goodwill
Technical Reappraisal:	7,390	(4,316)	3,074	7,390	(4,299)	3,091
- Land	2,672	-	2,672	2,672	-	2,672
- Building and infrastructure	4,718	(4,316)	402	4,718	(4,299)	419
Total	2,041,165	(453,279)	1,587,886	1,887,635	(412,141)	1,475,494

Depreciation for the year:	2007	2006
	THUS$	THUS$
Effect on Income
From Operations	34,251	34,288
Administrative Expenses	2,907	2,792
Non-operating	409	584
Activated
Negative Goodwill in Plantations	57	182
Total	37,624	37,846

Plantations:

In the case of plantations, the book value includes forest appraisals conducted by forestry engineers. This value is distributed among plantations under fixed assets and forests in exploitation classified as inventories.

The Company and its subsidiaries that posses a forestry line of business, have recognized as of closing of their business periods a greater value of their forests and plantations, which is included in the forest reserve presented under the Equity item and has been determined through a comparison of the valorization described in Note 2.

Greater value of fixed assets due to real financial costs regarding plantations’ financing according to what is indicated in note 2 reached the amount of THUS$5,015 as of September 30, 2007,(THUS $4,149 in 2006) in addition, there was an activation by currency exchange difference of THUS$1,580 (de-activation of THUS501 in 2006).

Forestry subsidies:

The forestry subsidies received by Masisa S.A. are credited to the forestry subsidies account which is shown deducted from Plantations, and amounts to ThUS$5,494 at September 30, 2007 (ThUS$5,333 at September 30, 2006).

Accounting values provisions and inactive assets:

The Company has constituted a provision in order to adjust the countable value of the lines which operating flow projections reveal that the net flows that this line would generate in the future would not cover the respective charges due to depreciations.

Additionally, the company has temporarily inactive goods in some of the plants. For these assets the company maintains a provision, depreciation is shown under other non-operating expenses.

NOTE 09 - INVESTMENTS IN RELATED COMPANIES

This note does not contain any text.

			Investment		Participation %		Shareholder's Equity
	Company	Country	Control Currency	Number of shares	30-09-2007	30-09-2006	30-09-2007	30-09-2006
Foreign	OXINOVA S.A.	VENEZUELA	DOLLARS	1,963,564	49.00000	49.00000	8,814	9,455

			Investment	Net Income for the period		Shareholder's Equity to just value		Net Income to just value
	Company	Country	Control Currency	30-09-2007	30-09-2006	30-09-2007	30-09-2006	30-09-2007	30-09-2006
Foreign	OXINOVA S.A.	VENEZUELA	DOLLARS	-96	1,170	0	0	0	0

			Investment	Net Income Accrued		VP/VPP		Unrealized Result		Book value of investment
	Company	Country	Control Currency	30-09-2007	30-09-2006	30-09-2007	30-09-2006	30-09-2007	30-09-2006	30-09-2007	30-09-2006
Foreign	OXINOVA S.A.	VENEZUELA	DOLLARS	-47	573	4,319	4,633	0	0	4,319	4,633
Total						4,319	4,633	0	0	4,319	4,633

NOTE 10 - INVESTMENT IN OTHER COMPANIES

It corresponds to shares in other companies such as Unión El Golf S.A., Controladora de Plagas Forestales S.A., Copelec Ltd, among others. At the closing of the period, they had a value of THUS$ 217 (THUS$ 205 as of September 30 2006).

NOTE 11 - GOODWILL AND NEGATIVE GOODWILL

Goodwill

The purchase of the subsidiary Masisa Cabrero S.A., formerly Fibranova S.A., by the former Masisa S.A., generated goodwill for the Company which its expected to be amortized over 20 years in view of the expected returns from that subsidiary.

On May 2007 Masisa S.A. acquired 609,000 shares corresponding to 1.32% of Forestal Argentina S.A., generating a goodwill of THUS$ 1,265.

Negative goodwill

The purchase of 43.16% of the former Masisa S.A. by Forestal Terranova S.A. (company merged with the former Terranova S.A.) in July 2002 and of 0.544% in June 2003, generated a negative goodwill for the Company which is being amortized over a period of 15 years, taking into account that the assets of that company are mainly industrial and have an average useful life similar to that period.

The purchase by Forestal Terranova S.A. (company merged with the former Terranova S.A.), in October 2003, of 40.00% of Terranova S.A. generated negative goodwill which is being amortized over a period of 20 years.

The participation of the former Masisa S.A. in the capital increase of June 27, 2002 of Forestal Tornagaleones S.A., generated negative goodwill which is being amortized over a period of 20 years.

On November 15, 2005, Masisa S.A. bought 9,987,400 shares, equivalent to 34.35% of Forestal Tornagaleones S.A., generating negative goodwill that is being amortized over the remaining period of the original term that is 20 years.

In January 2006 Forestal Tornagaleones S.A. purchased 22,406,455 shares, equivalent to 48.6% of Forestal Argentina, generating a Negative goodwill which is being amortized over a period of 20 years.

Goodwill

		30-09-2007		30-09-2006
RUT	Company	Amortization Amount for the Period	Goodwill	Amortization Amount for the Period	Goodwill
96623490-3	MASISA CABRERO S.A.	64	1,101	64	1,186
Foreign	FORESTAL ARGENTINA S.A.	21	1,244	0	0
TOTAL		85	2,345	64	1,186

Negative Goodwill

		30-09-2007		30-09-2006
RUT	Company	Amortization Amount for the Period	Negative Goodwill	Amortization Amount for the Period	Negative Goodwill
81507700-8	FORESTAL TORNAGALEONES S.A.	641	11,980	641	12,835
92257000-0	MASISA S.A. (ANTIGUA)	2,075	27,227	2,074	29,993
96802690-9	TERRANOVA S.A.	252	5,452	252	5,787
Foreign	CORPORACIÓN FORESTAL GUAYAMURE C.A.	92	1,658	93	1,782
Foreign	FORESTAL ARGENTINA S.A.	369	8,978	351	9,015
TOTAL		3,429	55,295	3,411	59,412

NOTE 12 - INTANGIBLES

Intangibles at 30 de September of 2007 and 2006 are the following:

	2007	2006
	MUS$	MUS$
Exploitation rights (1)	9,963	10,425
Others (2)	1,535	212
TOTAL	11,498	10,637

(1) On May 1997, the subsidiary Terranova Venezuela S.A. paid in advanced the lease of a sawmill from CVG-Proforca, for the sum of US$10 millions with the intention of entering the Venezuelan forestry business. Due to the fact that the lease was the relevant factor for the negotiation for the purchase agreement of 59,000 hectares of caribbean pine and access the local forestry business, the Company’s management classified the lease paid in advance as an exploitation forestry right. The above concepts are being amortized on a cubic meter base, obtained from the forestry product, over a total estimated of 13,168,000 m3.

(2) It’s compounded mainly by SAP R3 licenses, water rights and other lesser, which are being amortized gradually.

NOTE 13 - OTHER (FROM OTHER ASSETS)

As of September 2007 and 2006, respectively, the following are the balances of Other Assets:

	2007	2006
	THUS$	THUS$
Market value of currency swaps and rates	7,421	3,219
Goodwill and expenses in bonds placing (1)	4,831	5,498
Bond issue & placement costs (1)	5,225	5,992
Goods for sale	8,770	-
Others	3,656	2,456
TOTAL	29,903	17,165

(1)  Net of accumulated Amortization

NOTE 14 - BANK AND FINANCIAL INSTITUTIONS SHORT-TERM OBLIGATIONS
This note does not contain any text.
Short Term (code 5.21.10.10)

				Types of currency and index readjustment
	Bank or	US Dollar		Euro		Yen		Other foreign currency		UF		ThCh$ non readjustables		TOTAL
RUT	financial institution	30-09-2007	30-09-2006	30-09-2007	30-09-2006	30-09-2007	30-09-2006	30-09-2007	30-09-2006	30-09-2007	30-09-2006	30-09-2007	30-09-2006	30-09-2007	30-09-2006
97023000-9	BANCO CORPBANCA	1,120	0	0	0	0	0	0	0	0	0	0	0	1,120	0
97030000-7	BANCO ESTADO	2,133	0	0	0	0	0	0	0	0	0	0	0	2,133
97919000-K	ABN AMRO BANK	0	7	0	0	0	0	0	0	0	0	0	0	0	7
97039000-6	BANCO SANTANDER	577	0	0	0	0	0	0	0	0	0	0	0	577	0
Foreign	BANCO DO BRASIL	1,032		0	0	0	0	0	0	0	0	0	0	1,032	0
Foreign	BANCO BBVA	691	0	0	0	0	0	0	0	0	0	0	0	691	0
97018000-1	SCOTIABANK	18,020		0	0	0	0	0	0	0	0	0	0	18,020
Foreign	BANCO ITAU BBA S.A.	0	2,009	0	0	0	0	0	0	0	0	0	0	0	2,009
Foreign	BANCO MERCANTIL	0	0	0	0	0	0	49,746	21,546	0	0	0	0	49,746	21,546
Foreign	BANCO PROVINCIAL	0	0	0	0	0	0	7,078	8,209	0	0	0	0	7,078	8,209
Foreign	BANCO DE VENEZUELA	0	0	0	0	0	0	27,560	24,461	0	0	0	0	27,560	24,461
Foreign	CITIBANK VENEZUELA	0	0	0	0	0	0	9,734	9,672	0	0	0	0	9,734	9,672
	OTHERS	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	Total	23,573	2,016					94,118	63,888					117,691	65,904
	Principal owed	22,496	2,000					92,474	63,347					114,970	65,347
--------	Average Rate	5.43%	5.65%					12.42%	2.10%

Long Term - Short Term (code 5.21.10.20)

				Types of currency and index readjustment
	Bank or	US Dollar		Euro		Yen		Other foreign currency		UF		ThCh$ no adjustment		TOTAL
RUT	financial institution	30-09-2007	30-09-2006	30-09-2007	30-09-2006	30-09-2007	30-09-2006	30-09-2007	30-09-2006	30-09-2007	30-09-2006	30-09-2007	30-09-2006	30-09-2007	30-09-2006
97006000-6	BANCO DE CREDITO E INVERSIONES	7,028	7,228	0	0	0	0	0	0	0	0	0	0	7,028	7,228
97030000-7	BANCO ESTADO	4,253	8,840	0	0	0	0	0	0	0	0	0	0	4,253	8,840
97053000-2	BANCO SECURITY	1,887	1,951	0	0	0	0	0	0	0	0	0	0	1,887	1,951
97023000-9	BANCO CORPBANCA	11,718	14,451	0	0	0	0	0	0	0	0	0	0	11,718	14,451
97039000-6	BANCO SANTANDER	4,360	4,972	0	0	0	0	0	0	0	0	0	0	4,360	4,972
Foreign	ABN AMRO BANK	201	143	0	0	0	0	0	0	0	0	0	0	201	143
Foreign	WESTDEUTSCHE LANDESBANK	453	6,303	0	0	0	0	0	0	0	0	0	0	453	6,303
Foreign	CITIBANK N.A.	453	323	0	0	0	0	0	0	0	0	0	0	453	323
Foreign	THE BANK OF NOVA SCOTIA	453	323	0	0	0	0	0	0	0	0	0	0	453	323
Foreign	RABOBANK NEDERLAND	5,212	5,432	0	0	0	0	0	0	0	0	0	0	5,212	5,432
Foreign	KREDITANSTALT FUR WIEDERAUFBAU	3,805	3,803	0	0	0	0	0	0	0	0	0	0	3,805	3,803
Foreign	BANCO BBVA	1,452	2,939	0	0	0	0	0	0	0	0	0	0	1,452	2,939
Foreign	BANCO ITAU BBA	1,083	1,033	0	0	0	0	0	0	0	0	0	0	1,083	1,033
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTAL	42,358	57,741											42,358	57,741
	Equity Amount in debt	39,921	55,169											39,921	55,169
--------	Average Rate	6.50%	3.46%

Percentage of the amount owed in foreign currency (%)	55.9800
Percentage of the amount owed in local currency (%)	44.0200

NOTE 15 - BANK AND FINANCIAL INSTITUTIONS LONG-TERM

The loans granted by Masisa Inversiones Limitada (Company absorbed by Masisa S.A. in June 2006) to the subsidiary Masisa do Brazil Limitada through Banco Itaú BBA SA., that rise to the amount of US$104,523,218.88, as shown in “Notes” issued by Banco Itaú BBA S.A., of which Masisa S.A. is the holder, these loans are presented reducing the corresponding debts for equal amount that the subsidiary Masisa do Brazil Limitada has with Banco Itaú BBA S.A.. This is recorded in “Cédulas de Crédito Bancário - Res.2770” which beneficiary is Banco Itaú BBA S.A., this in consideration that the documents in which this operations are established, allow to settle them with only the notification to the bank with the anticipation established in the respective documents.

Additionally and as consequence of the previously mentioned, the interests generated by the “Notes” and “Cédulas de Crédito Bancário - Res.2770” are presented net in the statement of income.

							More than 10 years		Date close actual period		Date close past period
RUT	Bank or financial institution	Currency	More than 1 year Up to 2 year	More than 2 year up to 3 year	More than 3 year Up to 5 year	More than 5 year Up to 10 year	amount	term	Total Long Term to close The financial Statements	Rate	Total Long Term to close The financial Statements
97006000-6	BANCO DE CRÉDITO E INVERSIONES	Dollar	4,028	2,778	0	0	0	0	6,806	6.75%	12,083
		Euros	0	0	0	0	0	0	0		0
		Yens	0	0	0	0	0	0	0		0
		UF	0	0	0	0	0	0	0		0
		non adjustable $	0	0	0	0	0	0	0		0
		Other currencies	0	0	0	0	0	0	0		0
97030000-7	BANCO ESTADO	Dollar	0	0	0	0	0	0	0		4,232
		Euros	0	0	0	0	0	0	0		0
		Yens	0	0	0	0	0	0	0		0
		UF	0	0	0	0	0	0	0		0
		non adjustable $	0	0	0	0	0	0	0		0
		Other currencies	0	0	0	0	0	0	0		0
97036000-K	BANCO SANTANDER	Dollar	592	0	0	0	0	0	592	6.46%	3,515
		Euros	0	0	0	0	0	0	0		0
		Yens	0	0	0	0	0	0	0		0
		UF	0	0	0	0	0	0	0		0
		non adjustable $	0	0	0	0	0	0	0		0
		Other currencies	0	0	0	0	0	0	0		0
97023000-9	BANCO CORPBANCA	Dollar	2,992	0	0	0	0	0	2,992	6.46%	11,002
		Euros	0	0	0	0	0	0	0		0
		Yens	0	0	0	0	0	0	0		0
		UF	0	0	0	0	0	0	0		0
		non adjustable $	0	0	0	0	0	0	0		0
		Other currencies	0	0	0	0	0	0	0		0

							More than 10 years		Date close actual period		Date close past period
RUT	Bank or financial institution	Currency	More than 1 year Up to 2 year	More than 2 year up to 3 year	More than 3 year Up to 5 year	More than 5 year Up to 10 year	amount	term	Total Long Term to close The financial Statements	Rate	Total Long Term to close The financial Statements
97053000-2	BANCO SECURITY	Dollar	583	0	0	0	0	0	583	6.46%	1,750
		Euros	0	0	0	0	0	0	0		0
		Yens	0	0	0	0	0	0	0		0
		UF	0	0	0	0	0	0	0		0
		non adjustable $	0	0	0	0	0	0	0		0
		Other currencies	0	0	0	0	0	0	0		0
Foreign	THE BANK OF NOVA SCOTIA	Dollar	2,475	6,188	16,087	0	0	0	24,750	5.88%	24,751
		Euros	0	0	0	0	0	0	0		0
		Yens	0	0	0	0	0	0	0		0
		UF	0	0	0	0	0	0	0		0
		non adjustable $	0	0	0	0	0	0	0		0
		Other currencies	0	0	0	0	0	0	0		0
Foreign	BANCO ITAU BBA S.A.	Dollar	5,000	0	0	0	0	0	5,000	6.15%	0
		Euros	0	0	0	0	0	0	0		0
		Yens	0	0	0	0	0	0	0		0
		UF	0	0	0	0	0	0	0		0
		non adjustable $	0	0	0	0	0	0	0		0
		Other currencies	0	0	0	0	0	0	0		0

							More than 10 years		Date close actual period		Date close past period
RUT	Bank or financial institution	Currency	More than 1 year Up to 2 year	More than 2 year up to 3 year	More than 3 year Up to 5 year	More than 5 year Up to 10 year	amount	term	Total Long Term to close The financial Statements	Rate	Total Long Term to close The financial Statements
Foreign	CITIBANK N.A.	Dollar	2,475	6,188	16,087	0	0	0	24,750	5.88%	24,751
		Euros	0	0	0	0	0	0	0		0
		Yens	0	0	0	0	0	0	0		0
		UF	0	0	0	0	0	0	0		0
		non adjustable $	0	0	0	0	0	0	0		0
		Other currencies	0	0	0	0	0	0	0		0
Foreign	RABOBANK NEDERLAND	Dollar	6,475	10,188	20,837	2,000	0	0	39,500	6.04%	48,790
		Euros	0	0	0	0	0	0	0		0
		Yens	0	0	0	0	0	0	0		0
		UF	0	0	0	0	0	0	0		0
		non adjustable $	0	0	0	0	0	0	0		0
		Other currencies	0	0	0	0	0	0	0		0
Foreign	KREDITANSTALT FUR WIEDERAUFBAU	Dollar	3,800	1,900	0	0	0	0	5,700	7.38%	9,500
		Euros	0	0	0	0	0	0	0		0
		Yens	0	0	0	0	0	0	0		0
		UF	0	0	0	0	0	0	0		0
		non adjustable $	0	0	0	0	0	0	0		0
		Other currencies	0	0	0	0	0	0	0		0

							More than 10 years		Date close actual period		Date close past period
RUT	Bank or financial institution	Currency	More than 1 year Up to 2 year	More than 2 year up to 3 year	More than 3 year Up to 5 year	More than 5 year Up to 10 year	amount	term	Total Long Term to close The financial Statements	Rate	Total Long Term to close The financial Statements
Foreign	WESTDEUTSCHE LANDESBANK	Dollar	2,475	6,188	16,087	0	0	0	24,750	5.88%	28,233
		Euros	0	0	0	0	0	0	0		0
		Yens	0	0	0	0	0	0	0		0
		UF	0	0	0	0	0	0	0		0
		non adjustable $	0	0	0	0	0	0	0		0
		Other currencies	0	0	0	0	0	0	0		0
Foreign	BANCO BBVA	Dollar	0	0	0	0	0	0	0		1,444
		Euros	0	0	0	0	0	0	0		0
		Yens	0	0	0	0	0	0	0		0
		UF	0	0	0	0	0	0	0		0
		non adjustable $	0	0	0	0	0	0	0		0
		Other currencies	0	0	0	0	0	0	0		0
Foreign	ABN AMRO BANK	Dollar	1,100	2,750	7,150	0	0	0	11,000	5.88%	11,000
		Euros	0	0	0	0	0	0	0		0
		Yens	0	0	0	0	0	0	0		0
		UF	0	0	0	0	0	0	0		0
		non adjustable $	0	0	0	0	0	0	0		0
		Other currencies	0	0	0	0	0	0	0		0
	TOTAL		31,995	36,180	76,248	2,000	0		146,423		181,051

Total amount of liabilities in foreign currency:	0%
Total amount of liabilities in local currency:	100%

NOTE 16 - SHORT AND LONG TERM OBLIGATIONS WITH THE PUBLIC (PROMISSORY NOTES AND BONDS)

The bond obligations are:

Series C1 bonds

- Relate to 1,000 certificates of US$10,000 and Series C2 bonds corresponding to 200 certificates of US$100,000. Repayment of principal is due on June 15, 2008. They accrue compound interest in arrears at 5.00% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003.

Series B bonds

- Consists of 1,404 certificates of UF500 each for a 21-year term and a seven-year grace period for the repayment of principal. They accrue compound interest in arrears at 6.25% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003, with payments due on June 15 and December 15 each year. Repayments of the principal are due in twenty-eight semi-annual payments starting on June 15, 2011.

On January 12, 2006, the company issued two new lines of bonds in U.F. which are recorded in the Securities Register of the Superintendence of Securities and Insurance with the numbers 439 and 440, on November 14 and 15, 2005 respectively, detailed as follows:

Series E bonds

- UF 2,750,000 was placed against the line No.439, with a 21-year term and 1 year’s grace and an interest rate of 4.75%.

Series D bonds

- UF 2,000,000 was placed against the line No.440, with a 7-year term and 2 year’s grace and an interest rate of 4.25%.

On June 7 2007, the Company issued bonds charged to the line 356 registered at the Securities Register of the Superintendence of Securities and Insurance with date November 10, 2003, detailed as follows:

Series F Bonds:

- Bonds for UF 500,000 were placed, with a 5 year “bullet” term, at a 3.50% rate.

Series G Bonds:

- Bonds for UF 500,000 were placed, with a 5 year “bullet” term, at a 3.50% rate.

Series H Bonds:

- Bonds for UF 1,500,000 were placed, with a 21 year term and 10 years of grace, at a 4.35% rate.

This bond was issued mainly to refinance the Series A Bond for UF 2,000,000, which was pre-paid totally on June 15, 2007.

- The Series D,E,F and G bonds are partially covered against the dollar exchange rate exposure against the Unidad de Fomento by swap contracts with Citibank N.A., Agency in Chile, Morgan Stanley Capital Services Inc, and Banco Santander Santiago (see Note 27) and have therefore been valued as required by paragraph 11 of Technical Bulletin 57 of the Chilean Institute of Accountants.

The subsidiary Masisa Overseas has outstanding bonds (“Private Placement”) for THUS$ 9,000. They were acquired by Insurance and Fund Companies in the United States. The amortization is THUS$ 9,000 per year, and the payment day is May 15, of each year, ending the year 2008. The interest rate is paid semi annually, in May and November of each year.

NOTE 16 - SHORT AND LONG TERM OBLIGATIONS WITH THE PUBLIC (PROMISSORY NOTES AND BONDS)

Registration Number or Instrument Identification						Periodicity		Par Value
Short term Portion of Long Term Bond	Series	Nominal amount Valid placement	Currency of bond adjustment	Interest rate	Final maturity	Interest Payment	Amortization Payment	30-09-2007	30-09-2006	Place of the transaction Chile or Foreign
356	SERIE A	0	U.F.	5.00%		Semi annual	2006	0	18,242	Local
355	SERIE B	0	U.F.	6.25%		Semi annual	2011	473	432	Local
336	SERIE C	30,000,000	USD	5.00%		Semi annual	2008	30,433	432	Local
440	SERIE D	200,000	U.F.	4.25%		Semi annual	2008	8,949	1,321	Local
439	SERIE E	137,500	U.F.	4.75%		Semi annual	2007	7,322	4,384	Local
356	SERIE F	0	U.F.	3.50%		Semi annual	2012	244	0	Local
356	SERIA G	0	U.F.	3.50%		Semi annual	2012	244	0	Local
356	SERIE H	0	U.F.	4.35%		Semi annual	2028	908	0	Local
PRIVATE PLACEMENT	SERIE B	9,000	USD	8.06%		Semi annual	2006	9,275	9,548	Foreign
Total Short Term Portion								57,848	34,359
--------
Long Term Bond
356	SERIE A	0	U.F.	5.00%		Semi annual	2006	0	59,187	Local
355	SERIE B	702,000	U.F.	6.25%		Semi annual	2011	26,336	24,054	Local
336	SERIE C	0	USD	5.00%		Semi annual	2008	0	30,000	Local
440	SERIE D	1,800,000	U.F.	4.25%		Semi annual	2008	67,694	68,835	Local
439	SERIE E	2,543,750	U.F.	4.75%		Semi annual	2007	96,156	92,188	Local
356	SERIE F	500,000	U.F.	3.50%		Semi annual	2012	18,709	0	Local
356	SERIA G	500,000	U.F.	3.50%		Semi annual	2012	18,709	0	Local
356	SERIE H	1,500,000	U.F.	4.35%		Semi annual	2028	56,165	0	Local
PRIVATE PLACEMENT	SERIE B	9,000	USD	8.06%		Semi annual	2008	0	9,000	Foreign
Total Long Term								283,769	283,264

NOTE 17- PROVISIONS AND WRITE-OFFS

Short-term Provisions

	2007	2006
	THUS$	THUS$
Related to the Personnel:
Vacations	6,691	5,688
Gratifications	699	700
Sundry compensations	1,330	-
Incentive bonds to the personnel	4,173	3,117
Other benefits	3,549	2,074

Other Provisions:
Participation of the Board	800	508
Consultancies and services	2,744	1,228
Major repairs and plant shutdowns	1,450	722
Imports and exports expenses	2,554	689
Commissions	1,953	1,682
Goods and services receivable	1,755	2,181
Contingent liabilities	1,701	825
Missing inventories provision	808	-
Other Taxes	8,800	4,809
Other Provisions	1,286	1,941

TOTAL	40,293	26,164

Long-term Provisions

	2007	2006
	THUS$	THUS$
Proforca provision (*)	1,118	1,000
Antiquity Bonds provision	259	-
Sundry taxes provision	-	426
Severance Payment Provision	280	-

TOTAL	1,657	1,426

Provisions presented net from assets that originate them:

	2007	2006
	THUS$	THUS$
Provision for irretrievable debtors	6,396	6,736
Provision for inventory	5,710	6,588
Provision for fix assets	9,132	13,160

(*) Estimated cost of having to reforest 7,500 hectares that must be delivered to CVG Proforca C.A. by the end of the actual usufruct contract that Masisa S.A. has with that company, which ends in the year 2027.

NOTE 18- SEVERANCE PAYMENT

Severance payments are as follows:

	2007	2006
	THUS$	THUS$
Balances as of January 1st	280	13
Payments for the period	-	(13)

Balances as of September 30	280	-

The charges to income during this period under this concept amounted to THUS$ 0 (THUS$ 0 on 2006).

NOTE 19- OTHER LONG TERM LIABILITIES

Balance as of September 30 is set forth in detail (THUS$):

	Expire			Values
	2008	2009	2010	2007	2006
	( THUSD )
ICMS Tax payable on long term	3,433	4,452	7,520	15,405	12,924

Unrealized profit made by coverage operations of existing entries	637	-	-	637	2,631
Swap market value of rates and currencies	1,501	-	-	1,501	2,096
TOTAL	5,571	4,452	7,520	17,543	17,651

NOTE 20- MINORITY INTEREST

The breakdown of the minority interest recorded by the Company, both in liabilities and net income is as follows:

	Liabilities		Net income for the period
	2007	2006	2007	2006
	THUS$	THUS$	THUS$	THUS$
Forestal Tornagaleones S.A.	7,545	6,519	(321)	(92)
Forestal Argentina S.A.	-	953	(12)	(23)
Maderas y Sintéticos de Peru S.A.	7	5	-	-
Corporación Forestal Guayamure C.A.	2,009	1,967	11	99
Invers. Internacionales Terranova S.A.	708	7,904	7,646	7,548
Masisa Madeiras Ltda.	7	6	-	-
Corporación Forestal de Venezuela C.A.	1	-	-	-
Total	10,277	17,354	7,324	7,532

NOTE 21 - SHAREHOLDERS' EQUITY VARIATIONS

a) Paid capital

The subscribed and paid capital at June 30, 2007 amounts to US$812,879,756 divided into 5,667,750,881 shares of no nominal value.

b) Distribution of earnings

The dividend policy established by Masisa S.A. is to distribute annually to shareholders a sum of no less than 30% and no more than 50% of the consolidated net income for each year, without the payment of interim dividends.

The following shows the dividends per share that the shareholders’ meeting agreed to during the years 2007 and 2006, shown in dollars as of the date of payment:

On 2007:

Dividend		Month paid	Dividend per share	No, of third party shares
			US$
Mandatory	Year 2006 No.12	May-2007	0.0013197737	5,667,750,881
Additional	Year 2006 No.12	May-2007	0.0008798492	5,667,750,881

On 2006:

Dividend		Month paid	Dividend per share	No, of third party shares
			US$
Mandatory	Year 2005 No.11	May-2006	0.001216508	5,667,750,881
Additional	Year 2005 No.11	May-2006	0.000811005	5,667,750,881

c) Other reserves comprise the following:

Forest Reserve:

The forest reserve amounts to ThUS $193,319 (ThUS$ 162,084 on 2006), corresponding to the difference between the plantations’ appraisal value and their respective historic cost which includes the real cost of financing. This reserve is booked net of deferred tax in accordance with Technical Bulletins 60 and 69 of the Chilean Institute of Accountants.

Other Reserves:

Other reserves arose from the conversion to US dollars of the equity of some subsidiary and associate companies that maintained or maintain their accounts in Chilean pesos, amounting to ThUS$17,805 (ThUS$15,508 in 2006), for the constitution of a legal reserve in foreign subsidiaries of ThUS$100 (ThUS$100 in 2006) and, shown deducted from Shareholders’ equity, the costs of the issue and placement of shares related to the last capital increase, THUS$ 4,516 (THUS$4,516 in 2006).

d) Own-issued shares

The following was taken into account in order to quantify the number of shares in the table 21 "Acquisition and holding of shares of own emission":

- By withdrawal right: The 2,121,766 shares of the old Masisa S.A., bought to the shareholders that exerted their right to withdrawal, they were multiplied by the change factor of 2.56, having as a result the sum of 5,431,721 shares.

From the total shares of own emission that the company once possessed, product of the merger with old Masisa S.A., part of them were placed in new shareholders and the rest was used in a decrease of capital, according to the Law 18,046 of Anonymous Companies, as it is shown in the annexed tables of this Note. To the date, the Company does not possess any shares of own emission.

e) Adjustments to previous Net Incomes

During the 2006 period, the Company detected an inventory missing which affects the amount of the Packaging Materials account which happened as a result of a parametrizing error in the tariffs used to value this materials consumption in the Company’s costs systems.
This error, which has its origin mainly in the 2005 period, was registered against accumulated results in the company’s shareholder’s equity for an amount of ThUS$1,935.-

	30-09-2007
	Paid-in capital	Reserve for Capital Revaluation	Overpricing on sales of shares	Other Reserves	Reserve for future dividends	Accumulated income	Interim Dividends	Deficit during development period	Period Income
Initial Balance	812,880			219,494	51,424	73,072			29,485
Previous period income distribution						29,485			-29,485
Definitive dividend of previous period						-12,468
Capital Increase with shares issue	0
Capitalization of reserves and/or profits
Deficit accumulated during development period
Dividends Payment
Capital effects due to merger				-14,972
Adjustment For Conversion difference				2,186
Forestry reserve
Emission and placement costs						0
Previous period income Adjustments
Capital reduction due to end of legal period				0
Equity capital revaluation	0								0
Net income for the period									26,488
Interim dividends
Final Balance	812,880	0	0	206,708	51,424	90,089	0	0	26,488
Actualized Balance

	30-09-2006
	Paid-in capital	Reserve for Capital Revaluation	Overpricing on sales of shares	Other Reserves	Reserve for future dividends	Accumulated income	Interim Dividends	Deficit during development period	Period Income
Initial Balance	769,834			188,477	51,424	60,129	0	0	26,369
Previous period income distribution				0	0	26,369	0	0	-26,369
Definitive dividend of previous period	0	0	0	0	0	-11,491	0	0	0
Capital Increase with shares issue	44,012	0	0	0	0	0	0	0	0
Capitalization of reserves and/or profits	0	0	0	0	0	0	0	0	0
Deficit accumulated during development period	0	0	0	0	0	0	0	0	0
Dividends Payment	0	0	0	-1,519	0	0	0	0	0
Forestry reserve	0	0	0	-12,879	0	0	0	0	0
Adjustment For Conversion difference	0	0	0	0	0	0	0	0	0
Capital effects due to merger	0	0	0	0	0	0	0	0	0
Emission and placement costs	0	0	0	0	0	-1,935	0	0	0
Previous period income Adjustments		0	0	-903	0	0	0	0	0
Capital reduction due to end of legal period	-966		0	0	0	0	0	0	0
Equity capital revaluation	0	0	0	0	0	0	0	0	19,096
Net income for the period	0	0	0	0	0	0	0	0	0
Interim dividends	0	0	0	0	0	0	0	0	0
Final Balance	812,880	0	0	173,176	51,424	73,072	0	0	19,096
Actualized Balance	812,880	0	0	173,176	51,424	73,072	0	0	19,096

a) Numbers of shares

Series	Numbers shares subscribed	Numbers paid shares	Outstanding shares
Unique	5,667,750,881	5,667,750,881	5,667,750,881

b) Capital (Amount THUS$)

Series	Subscribed Capital	Paid Capital
Unique	812,880	812,880

c) Acquisition and ownership of company shares

			Share repurchase
Share repurchase reason	Share repurchase date	No of Shares	Series	Amount
Merger	01/07/2003	87,871,054	Unique	16,828
Withdrawal right	26/12/2003	13,538,394	Unique	1,550
Withdrawal right old Terranova S.A.	27/05/2005	12,647,263	Unique	3,202
Withdrawal right old Masisa S.A.	27/05/2005	5,431,721	Unique	1,379

d) Disposals or reductions in own share portfolio

		Portfolio decrease
Reason	Date	No of Shares	Amount
Capital Decrease	31-10-2004	87,871,054	16,828
Capital Decrease	26-12-2004	13,538,394	1,550
Preferent Offer	12-12-2005	10,806,939	2,738
Preferent Offer	06-01-2006	3,459,841	877
Capital Decrease	27-05-2006	3,812,204	966

NOTE 22 - OTHER NON OPERATING INCOME AND EXPENSES

Other income and non-operating income as of September 30, 2007 and 2006 is as follows:

	2007	2006
	THUS$	THUS$
Other non-operating income
Gain on sale of goods & services	640	921
Tax devolution	-	856
Others	665	934
Total	1,305	2,711

	2007	2006
	THUS$	THUS$
Other non-operating expenses:
Depreciation and Amortization	294	687
Severance and sawmill repair (1)	2,875	2,981
Closure Charleston production plant (2)	2,224	-
Forestry fire provisions (3)	2,085	1,170
Readjustments & interests	1,552	374
Loss from sales of goods and services	1,247	467
Asset write-offs	1,078	-
Write-offs, penalties and infractions	356	227
Patents, taxes and fees	343	430
Donations	118	463
Others	1,307	1,038
Total	13,479	7,837

(1)
Due to that the supply of wood for the industrial plants in Venezuela was assured with a wood supply agreement with Proforca under unfavorable conditions, on March 2006 it was accorded with Proforca the repair and refund of a sawmill that was being rented and the wood supply contract was ended. This contract ending meant compensation payments and repair expenses on the sawmill that are stated in Other expenses outside the operation in the Income Statement.

(2)
In February 2007, the shut down of the MDF Moulding plant at Charleston was materialized. This decision implied associated losses regarding severance payments, write offs associated to raw materials and other expenses directly related to the closing of the facilities.

(3)
In January 2007, a forest fire burned down a total of 1,171 has, of standing forests in Chile, which implied the acknowledgement of an estimated loss to the company, net of estimated involved insurance payments.

NOTE 23 - PRICE LEVEL

This note does not contain any text.

ASSETS (DEBITS) / CREDITS	READJUSTMENT INDEX	30-09-2007	30-09-2006
INVENTORIES		0	0
FIXED ASSET	IPC	6,097	2,549
INVESTMENT IN RELATED COMPANIES	IPC	4,091	1,669
OTHER NON MONETARY ASSETS	IPC	5	-98
EXPENSES AND COSTS ACCOUNTS		0
TOTAL (DEBITS) CREDITS		10,193	4,120

LIABILITIES (DEBITS) / CREDITS

EQUITY	IPC	-7,359	-3,027
NON MONETARY LIABILITIES	IPC	0	0
INCOME ACCOUNTS	IPC	0	0
TOTAL (DEBITS) CREDITS		-7,359	-3,027
(LOSS) PROFIT FROM PRICE LEVEL		2,834	1,093

NOTE 24 - Exchange Differences - Foreign Currency

This note does not contain any text.

NOTE 24: Exchange Differences - Foreign Currency

The breakdown of all foreign currency accounts is as follows:

Account		Amount
Assets (Debits) / Credit	Currency	30-09-2007	30-09-2006
Cash	Argentinean Peso	-126	-52
Cash	Chilean Peso	-324	-6,203
Cash	Mexican Peso	-45	-141
Cash	Brazilian Real	337	104
Cash	Bolivars	-71	-24
Cash	Other Currencies	-16	-564
Time deposits	Other Currencies	167	0
Marketable securities	Bolivars	2	0
Marketable securities	Chilean Peso	93	420
Marketable securities	Brazilian Real	1,169	1,185
Accounts receivable	Argentinean Peso	-95	14
Accounts receivable	Chilean Peso	1,311	72
Accounts receivable	Mexican Peso	-130	-427
Accounts receivable	Brazilian Real	3,837	1,314
Accounts receivable	Bolivars	-2	0
Accounts receivable	Other Currencies	337	93
Notes receivable	Chilean Peso	-76	-1,427
Notes receivable	Argentinean Peso	-10	-125
Notes receivable	Brazilian Real	111	0
Notes receivable	Mexican Peso	-52	-174
Notes receivable	Bolivars	11	-2
Notes receivable	Other Currencies	46	0
Sundry debtors	Chilean Peso	240	-112
Sundry debtors	Bolivars	43	0
Sundry debtors	Argentinean Peso	-23	-33
Sundry debtors	Mexican Peso	4	-45
Sundry debtors	Other Currencies	135	-39
Sundry debtors	Brazilian Real	587	228
Inventories	Mexican Peso	-2	0
Inventories	Brazilian Real	8	-263
Inventories	Other Currencies	12	0
Recoverable taxes	Argentinean Peso	-85	-167
Recoverable taxes	Chilean Peso	530	-787
Recoverable taxes	Mexican Peso	-40	-198
Recoverable taxes	Brazilian Real	1,310	1,051
Recoverable taxes	Bolivars	-5	-3
Recoverable taxes	Other Currencies	211	-26
Prepaid expenses	Chilean Peso	298	-188
Prepaid expenses	Argentinean Peso	0	4
Prepaid expenses	Bolivars	1	0
Prepaid expenses	Brazilian Real	137	22
Prepaid expenses	Mexican Peso	-1	0
Prepaid expenses	Other Currencies	47	0
Others current assets	Chilean Peso	-5	-10
Others current assets	Mexican Peso	-11	-8
Others current assets	Brazilian Real	0	-12
Investment in relates companies	Chilean Peso	356	1,043
Investment in other societies	Chilean Peso	-5	0
Long term debtors	Chilean Peso	34	102
Long term debtors	Brazilian Real	292	147
Long term debtors	Argentinean Peso	-4	-1
Others assets	Argentinean Peso	1	0
Others assets	Chilean Peso	1,098	-299
Others assets	Brazilian Real	161	10
Others assets	Other Currencies	1	98
Total (Debits) Credits		11,799	-5,423

		Amount
Account	Currency	30-09-2007	30-09-2006
LIABILITIES (DEBIT)/CREDIT
Short-term financial liabilities	Brazilian Real	-75	0
Short-term financial liabilities	Bolivars	-7,172	-7,907
Obligations with the public	Mexican Peso	204	0
Obligations with the public	U.F.	-13,776	6,887
Accounts payable	Argentinean Peso	22	96
Accounts payable	Mexican Peso	-50	-35
Accounts payable	Chilean Peso	-11	251
Accounts payable	Brazilian Real	-1,219	-356
Accounts payable	Bolivars	-35	-1
Accounts payable	Other Currencies	-282	-30
Notes payable	Brazilian Real	0	-89
Notes payable	Bolivars	-27	0
Sundry creditors	Chilean Peso	-536	5
Sundry creditors	Argentinean Peso	0	-3
Sundry creditors	Brazilian Real	56	-6
Sundry creditors	Other Currencies	0	4
Accounts payable related companies	Chilean Peso	1,439	-946
Accounts payable related companies	Brazilian Real	-23	-19
Accounts payable related companies	Argentinean Peso	2	53
Accounts payable related companies	Mexican Peso	109	0
Accounts payable related companies	Other Currencies	24	88
Accounts payable related companies	Bolivars	8	0
Provisions	Chilean Peso	-310	165
Provisions	Bolivars	-13	-1
Provisions	Other Currencies	-14	0
Provisions	Argentinean Peso	239	115
Provisions	Brazilian Real	-758	-328
Provisions	Mexican Peso	3	11
Provisions	#N/A	4	0
Withholdings	Bolivars	2	3
Withholdings	Chilean Peso	-1	0
Withholdings	Mexican Peso	32	0
Withholdings	Brazilian Real	-1,382	0
Withholdings	Other Currencies	27	0
Withholdings	Argentinean Peso	95	50
Income tax	Chilean Peso	-102	110
Income tax	Brazilian Real	-14	-865
Income tax	Other Currencies	-88	64
Income tax	Argentinean Peso	0	76
Income tax	Mexican Peso	24	-65
Other current liabilities	Chilean Peso	-30	-178
Other current liabilities	Brazilian Real	-1,526	-1,043
Other current liabilities	Argentinean Peso	-9	0
Long-term financial liabilities	Chilean Peso	-222	-452
Obligations with the public long term	U.F.	8,432	-497
Other long-term liabilities	Chilean Peso	258	51
Other long-term liabilities	Mexican Peso	9	23
Other long-term liabilities	Other Currencies	-4	0
Other long-term liabilities	Argentinean Peso	168	109
Other long-term liabilities	Brazilian Real	-529	-54
Total (debit) / credits		-17,051	-4,714
(Loss) Profits from exchange difference		-5,252	-10,137

NOTE 25 - DEBT AND EQUITY ISSUANCE AND PLACEMENT EXPENSES

Bonds placement

The costs incurred in bond issues are being amortized on a straight-line basis over the term of the obligation and consist of the following items:
	2007	2006
	ThUS$	ThUS$
Stamp taxes	6,661	7,524
Placement & auction fees	812	687
Bond auction fees	305	284
Credit rating advice	260	230
Registration & inscription fees	33	42
Legal advice	40	28
Printing costs	22	20
Other costs	463	128

Total costs	8,596	8,943
Accumulated amortization	(2,616)	(1,983)

Balance to be amortized	5,980	6,960

These expenses are shown in Current assets as Prepaid expenses for the short-term portion of ThUS$755 (ThUS$ 968 in 2006) and in Long-term assets as Others for the long-term portion of ThUS$5,225(ThUS$ 5,992 in 2006).

Share placement

The expenses incurred in the issue and placement of shares consists of the following items:

	2007	2006
	ThUS$	ThUS$
Financial advice	3,027	3,027
Placement fees	352	352
Publications	641	641
Legal advice	426	426
Printing & other costs	70	70

Total costs	4,516	4,516

This amount is shown deducted from Reserves in the Shareholders’ equity.

NOTE 26 - CASH FLOW STATEMENT

	2007
	Initial balance	Initial balance
	MUS$	MUS$
Cash	16,705	14,275
Time deposits	29,388	41,679
Marketable securities	956	1,154

	47,049	57,108

	2006
	Initial balance	Initial balance
	ThUS$	ThUS$
Cash	11,987	11,148
Time deposits	82,906	50,846
Marketable securities	2,424	201
Buy-back agreements	540

	97,857	62,195

Fecu Code 50.50.30.55 Other charges to results that do not represent cash flow are:

	2007	2006
	ThUS$	ThUS$
Depletion Argentina	630	900
Depletion Brazil	3,737	4,419
Depletion Chile	7,068	6,878
Depletion Venezuela	2,448	2,747

Total	13,883	14,944

NOTE 27 DERIVATIVE CONTRACTS

The company and it subsidiaries maintain the following Swap Agreements:

a) Currency Swap Agreements:

	Receivable			Payable
	Currency	Amount	Rate	Currency	Amount	Rate
Banco Citibank N.A.	UF	491,133	4.9400%	THUS$	16,294	7.06%
Morgan Stanley Capital Services	UF	982,265	4.9390%	THUS$	32,587	7.09%
Banco Citibank N.A.	UF	1,000,000	4.2058%	THUS$	33,523	5.75%
Banco Santander Santiago	UF	1,000,000	4.2058%	THUS$	33,523	5.60%
J. P. Morgan	UF	430,572	4.6948%	THUS$	14,625	6.59%
Morgan Stanley Capital Services	THUS$	14,000	6.2000%	MXN	160,300	11.75%

The Company utilizes its derivative contracts in order to reduce the effects of currency fluctuation and to fix interest rates.

									Affected Account
				Description of the contract				Protected	Assets / Liabilities		Effect On Income
Type	Contract	Value	Maturity	Class	Buy / Sale	Name	Amount	Value	Name	Amount	Realized	Unrealized
S	CCPE	23,277	IV-2010	Currency exchange	C	U.F. Bonds	16,294	17,361	Other long-term assets	1,278	144	2,303
S	CCPE	46,553	IV-2010	Currency exchange	C	U.F. Bonds	32,587	34,722	Other long-term assets	2,576	-119	4,838
S	CCPE	33,523	IV-2012	Currency exchange	C	U.F. Bonds	33,523	35,349	Other long-term assets	2,639	-230	440
S	CCPE	33,523	IV-2012	Currency exchange	C	U.F. Bonds	33,523	35,349	Other long-term assets	2,206	-206	224
S	CCPE	15,000	IV-2026	Currency exchange	C	U.F. Bonds	14,625	15,220	Other long-term assets	1,117	-129	316
S	CI	20,000	IV-2010	Currency exchange	C	Future Flows	14,000	14,826	Other long-term liabilities	1,708	-3	0

NOTE 28 CONTINGENCIES AND RESTRICTIONS

The following are the contingencies and commitments outstanding at the end of the period:

a) Covenants.

All the Company’s covenants are being met at the date of these financial statements.

Masisa S.A.

- Domestic issue and bond placement

The issue and placement indenture for the bonds made in December 2003 by the former Masisa S.A. on the domestic market for ThUF 702 at 21 years with 7 year’s grace, sets out certain obligations (today assumed by Masisa S.A.) and/or its subsidiaries that are normal in this kind of transaction. These include the following:

- Maintenance of insurance cover over the principal assets in line with industry standards;

- Provide the Bond-Holders’ Representative with quarterly and annual unconsolidated and consolidated financial statements of the issuer and its subsidiaries, subject to the standards applicable to open corporations, and copies of credit-rating agency reports;

- Maintenance to date of the accounting books of the parent and its subsidiaries;

- Carry out transactions with subsidiaries on market conditions;

- Prohibition on providing financing to any entity in the business group that is neither the issuer nor any of its subsidiary or associate companies;

- Maintain in its quarterly financial statements, effective from December 31, 2003, a debt ratio (defined as total liabilities to shareholders’ equity) of no higher than 0.9:1, measured on the figures in its unconsolidated and consolidated financial statements, as established in the respective bond issue contract.

On August 13, 2003, Masisa S.A. (formerly Terranova S.A.) placed bonds for ThUS$ 30,000 for 5 years with a bullet repayment. This placement commits the company to:

- Maintain the inscription in the Securities Register of the SVS continuously and uninterruptedly. Maintain insurance cover that reasonably protects the operating assets in line with normal practices for companies of the Company’s nature and business,

- Carry out transactions between related parties on market conditions.

- Maintain minimum forest reserves of 60,000 hectares of radiata pine forest planted in Chile with an average age of over 8 years.

- Maintain a ratio of debt to shareholders’ equity also known as the leverage, at a consolidated and unconsolidated level of no more than 0.85.

On January 12, 2006, Masisa S.A. placed bonds for ThUF 2,000 at 7 year’s term with 2 year’s grace, and ThUF 2,750 at 21 years with 1 year’s grace, This placement obliges the Company to comply with the following covenants:

- Maintain the inscription in the Securities Register of the SVS continuously and uninterruptedly.

- Maintain insurance cover that reasonably protects the operating assets in line with normal practices for companies of the Company’s nature and business.

- Carry out transactions between related parties on market conditions.

- Maintain minimum forest reserves of 30,000 hectares of radiata pine forest planted in Chile with an average age of over 8 years.

- Maintain a ratio of debt to shareholders’ equity, also known as the leverage, at a consolidated and unconsolidated level of no more than 0.90 times between March 31, 2006 and the maturity of the bonds.

On June 7, 2007, Masisa S.A., placed bonds for THU.F. 500 at 5 year’s term “bullet” type, THU.F. 500 at 5 year’s term “bullet” type and THU.F. 1,500 at 21 year’s term with 10 year’s grace. This placement commits the company to:

- Maintain in its quarterly financial statements, effective from December 31, 2003, a debt ratio (defined as total liabilities to shareholders’ equity) of no higher than 0.9:1, measured on the figures in its unconsolidated and consolidated financial statements, as established in the respective bond issue contract.

- Provide the Bond-Holders’ Representative with quarterly and annual unconsolidated and consolidated financial statements of the issuer and its subsidiaries, subject to the standards applicable to open corporations, and copies of credit-rating agency reports;

- Maintenance to date of the accounting books of the parent and its subsidiaries;

- Maintenance of insurance cover over the principal assets in line with industry standards;

- Carry out transactions with subsidiaries on market conditions;

- Prohibition on providing financing to any entity in the business group that is neither the issuer nor any of its subsidiary or associate companies;

- Maintain the inscription in the Securities Register of the SVS continuously and uninterruptedly.

- Maintain an installed capacity to produce a minimum 1,500,000 m3 of wood boards annually.

- Maintain minimum forest reserves of 30,000 hectares of radiata pine forest planted in Chile with an average age of over 8 years.
Masisa Overseas Ltd.

The Parent company and the subsidiaries Masisa Argentina S.A. and Masisa do Brazil Ltda. have guaranteed loans granted to the subsidiary Masisa Overseas Ltd, These include compliance with certain obligations that are normal for this kind of transaction, which are set out below, The financial ratios have to be calculated on the basis of the consolidated financial statements of Masisa S.A.

- Private Placement

Resulting from private loans obtained abroad through the subsidiary Masisa Overseas Ltd,, Masisa S.A. is subject to compliance with certain obligations that are normal for this kind of transaction, including the following, as set out in the respective loan agreements: compliance with current legislation; maintenance of insurance cover; maintenance of its properties; compliance with certain financial ratios, including a maximum debt ratio (leverage) of 1:1, a consolidated net tangible equity of no less than ThUS$197,850 and a financial expense ratio of no lower than 1.5:1 (income for the period before financial expenses and taxes to financial expenses); maintenance of a 100% holding in the capital of Masisa Overseas Ltd, and 66.6% holding in Masisa Argentina S.A.; prohibition on certain transactions with related parties; extend to the bond-holders any new collateral that Masisa S.A. and/or its subsidiaries grant in favor of third parties to cover new debts or debts existing at the date of the contract, with certain exceptions including those that have to be granted in the normal course of their business to cover the payment terms for new acquisitions and those related to letters of credits, among others.

- Rabobank Syndicated Loan

The syndicated loan agreement signed on December 20, 2005 with Rabobank Curacao N.V., West LB AG, New York branch, The Bank of Nova Scotia, Citibank N.A., Nassau, Bahamas branch and ABN Amro Bank N.V., commits Masisa S.A., as the guarantor, to comply with certain covenants, mainly referring to compliance with legislation, maintenance of insurance cover, maintenance of its properties, and compliance with certain financial covenants based on its consolidated financial statements, like:

Minimum board installed production capacity: 1,200,000 annual cubic meters.

Interest cover greater than 3.0

Net shareholders’ equity greater than US$ 980 million,

Net debt to equity ratio no higher than 0.9:1

Masisa Argentina S.A.

The Parent company has guaranteed loans obtained by the subsidiary Masisa Argentina S.A. These contemplate compliance with certain obligations normal in this type of transaction, as per the terms and conditions of the respective loan agreements. Those related to financial ratios should be calculated on the basis of the consolidated financial statements.

- Rabobank Nederland

The loan granted by Cooperative Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) to Masisa Argentina S.A. states that the parent and/or its subsidiaries are subject to certain obligations that are normal for this kind of transaction, including the following, as per the terms and conditions of the respective loan agreement: maintain the company’s present business and legal existence; maintain the fixed assets necessary for the company’s ordinary business; comply with applicable laws and regulations; send financial information on the company without delay; contract and maintain insurance to suitably cover the risks common to the industry; maintain a debt level no higher than 0.9:1; maintain a financial expense coverage ratio of no less than 3:1; maintain a consolidated equity of no less than US$345 million; prohibition on charging assets, except on the terms set out in the agreement; carry out transactions with related parties at market prices; prohibition on providing financing to any entity in the business group that is neither the borrower nor any of its subsidiary or associate companies.

- Banco de Crédito e Inversiones

The loan granted by Banco de Crédito e Inversiones to Masisa Argentina S.A. states that the parent and/or its subsidiaries are subject to certain obligations that are normal for this kind of transaction, including the following, as per the terms and conditions of the respective loan agreement: maintain the company’s present business and legal existence; send financial information on the company without delay; contract and maintain insurance to suitably cover the risks common to the industry; maintain a debt level no higher than 0.9:1; maintain a financial expense coverage ratio of no less than 3:1; maintain a consolidated equity of no less than US$345 million; prohibition on charging assets, except on the terms set out in the agreement.

Fibranova C.A., Andinos C.A. and Masisa Madeiras Ltda.

- The syndicated loan agreement signed on February 2, 2001 by the foreign subsidiaries Andinos C.A., Fibranova C.A. and Masisa Madeiras Ltda. (formerly Terranova Brazil Ltda.) with the Chilean banks Banco Santander-Chile, Banco del Estado and Banco BBVA, provides that Masisa S.A., as guarantor, must comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them, The loan agreement also commits the Company to compliance with certain financial ratios, on the basis of its consolidated financial statements:

Debt ratio, maximum: 0.85:1
Maximum financial debt to cash generation ratio: 5.5:1 (2004); 5.0:1 (2005); 4.5:1 (2006); 4.0:1 (2007),
Minimum cash generation to financial expense ratio: 2.5:1 (2004); 2.65:1 (2005); 3.0:1 (2006); 3.25:1 (2007)
Minimum tangible net equity: ThUS$ 700,000

Fibranova C.A. and Andinos C.A.

- The loan agreement signed on February 26, 2004 by the foreign subsidiaries Fibranova C.A. and Andinos C.A., of Venezuela, with the German bank KfW, commits Masisa S.A., as guarantor, to comply with certain obligations referring mainly to not significantly changing its business, maintaining indirect control over both debtors, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them.

Fibranova C.A.

The syndicated loan agreement signed on April 15, 2002 by the foreign subsidiary Fibranova C.A., in Venezuela, with the Chilean banks Banco Santander-Chile, Banco de Crédito e Inversiones, Banco Corpbanca and Banco Security commits Masisa S.A., as guarantor, to comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them, The loan agreement also commits the Company to comply with certain financial ratios, on the basis of its consolidated financial statements:

Debt ratio, maximum: 0.85:1
Maximum financial debt to cash generation ratio: 5.5:1 (2004); 5.0:1 (2005); 4.5:1 (2006); 4.0:1 (2007),
Minimum cash generation to financial expense ratio: 2.5:1 (2004); 2.65:1 (2005); 3.0:1 (2006); 3.25:1 (2007)
Minimum tangible net equity: ThUS$ 700,000

Forestal Tornagaleones S.A.

- On October 15, 1998, Forestal Tornagaleones S.A. signed a loan agreement with Rabobank Investments Chile S.A. and granted security in the form of a mortgage over land and plantations for the term of the loan. The loan was renewed on August 9, 2005. The value of these goods by the close of this financial statements amounts to THUS$ 33,096 divided into Plantations, THUS$26,413 and Lands THUS$ 6,683.

b) Deferred customs duties

At September 30, 2007, the Company owed deferred customs duties of ThUS$11 (ThUS$65 in 2006).

Expiry	ThUS$
2007	11

Total	11

c) Insurance

As of September 30, 2007, the main insurance taken out by the Parent Company and its subsidiaries is as follows:

- With regard to its subsidiaries in Chile, insurance for plantations amount to THUS$407,519; for physical assets and inventories to THUS$199,626 and to THUS$130,974 for fixed costs in case of a plant shutdown.

- With regard to its subsidiaries in Brazil, insurance for plantations amount to THUS$122,299; for physical assets and inventories to THUS$188,000 and to THUS$83,566 for fixed costs in case of shutdown of plants.

- The companies in Venezuela have taken out insurance for physical assets and inventories amounting to THUS$235,204 and THUS$46,138 for fixed costs in case of shutdown of plants. There is no insurance for plantations, since there is no market for this kind of insurance in Venezuela.

- The subsidiaries in Mexico have taken out insurance for physical assets and inventories amounting to THUS$39,498 and THUS$19,362 for fixed costs in case of shutdown of plants.

- The companies in Argentina have taken out the following insurance: for forest plantations THUS$54,228, for physical assets and inventories THUS$180,677 and THUS$39,322 for fixed costs in case of shutdown of plants.

- The subsidiary in the United States has taken out insurance for physical assets and inventories amounting to THUS$23,671 and THUS$1,500 for fixed costs in case of shutdown of plants and civil liabilities.

d) Other Contingencies

Through Resolution No,203, dated August 26th, 2003, the Internal Revenue Service notified the company that it is not applicable to record in Chile (and for the purpose of establishing its first-category taxable income), the income of some of its foreign agencies. According to the background information that the company has, Resolution No, 203 would have an effect on the losses recorded by the company which amount to US$ 39,2 million as a result of deferred taxes, recoverable taxes and tax losses already used.

The Company refuted Resolution No, 203 pursuant to the procedure established in articles 123 and following of the Tax Code, Based on the background information that the company has, as well as the opinion of its legal advisors and the administrative law of the “Servicio de Impuestos Internos” (Internal Revenue Service) which has a bearing on the judgment of Resolution No, 203, it seems unlikely that the final judgment of the claim process will have an unfavorable effect on deferred taxes, recoverable taxes and tax losses for US$ 39,2 million recorded by the company.

e) Bargain and Sale of shares and Shareholders Agreement

-
By the incorporation of Oxinova C.A. an affiliate in the Republic of Venezuela, the affiliate Inversiones Internacionales Terranova S.A. signed a shareholders agreement with the company Oxiquim S.A., mainly for the purpose of restricting the sale of shares, in order not to establish a pledge, or levy any share that is of its property and to maintain the control of Fibranova C.A., whether through Masisa S.A. or directly.

f) Contract for Wood Purchasing.

As of the end of the period, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) maintains a contract for the purchase of Caribbean Pine wood which was signed on May, 1997. The plantation that is the object of the contract covers a total of 59,000 hectares in the State of Monagas in Venezuela, which is made up of two sites of 30,000 and 29,000 hectares. The exploitation term for such man made plantations is 30 years and the resources that are not used shall be returned to CVG Proforca C.A..

The signed contract takes the following conditions into account:

1.	The land sites where the plantations are located are the property of the company CVG Proforca C.A., and they are not part of the sale.

2.	The processing of the documents and obtaining future permits that may be required and its costs, shall be on the account for TDVSSA.

3.
CVG,Proforca C.A. shall compensate TDVSA in the event that the latter should incur in expenses and costs due to the non compliance of CVG Proforca C.A. as owner, holder and operator of the mentioned goods.

4.
TDVSA is bound to comply with environmental protection regulations in order to prevent fires, industrial hygiene and safety, current lumbering and maintenance of feasibility and infrastructure, as well as how to carry out the risk analysis in order to prevent fires and the creation of an operational plan for fighting fires.

5.	TDVSA shall have the required insurance policies in order to cover third party expenditures, while the beneficiary shall be CVG Proforca C.A.

On March 20, 2006, Terranova Venezuela agreed to provide THUS$740 to CVG Proforca in order to promote efforts for preventing fires that could affect the plantations.

h) Beneficial interest contract of 30,000 hectares

In May 1997, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) signed a contract with CVG Proforca C.A. a contract whereby the latter company assigns the rights of use of a site of land of 30,000 hectares, which corresponds to one of the two sites that the contract for the purchase of wood mentions.

This contract shall be in force for 30 years, nevertheless, the rights of use shall cease after TDVSA has exploited all forestry resources as of the twentieth year. In consideration, TDVSA shall transfer to CVG Proforca C.A. the property over such forestry resources that have been planted on their account, which shall have not less than 10 years, in a surface that is not less than 7,500 hectares and no less than 400 plants by hectare of Caribbean Pine.

TDVSA committed itself among other things, to the following:

-
To reforest on its account for its benefit (except for the previously mentioned consideration to CVG Proforca C.A.) the parts that have been planted by TDVSA during the first twenty years this contract is valid.

-	To establish a bond for the true compliance of obligations assumed under this contract in favor of CVG Proforca C.A. for the total amount of THUS$ 300.

	Debtor			Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
Institution	Name	Relation	Guaranty Type	Type	Account value	30-09-2007	30-09-2006	30-09-2008	Assets	30-09-2009	Assets	30-09-2010	Assets
BANCO BBVA	ANDINOS C.A.	Subsidiary	Suretyship	Equity	443	443	908	298		144		0
BANCO DEL ESTADO DE CHILE	ANDINOS C.A.	Subsidiary	Suretyship	Equity	851	851	1,745	574		278		0
BANCO SANTANDER	ANDINOS C.A.	Subsidiary	Suretyship	Equity	1,601	1,601	3,281	1,078		522		0
CITIBANK VENEZUELA	ANDINOS C.A.	Subsidiary	Suretyship	Equity	0	0	2,194	0		0		0
WESTDEUTSCHE LANDESBANK	ANDINOS C.A.	Subsidiary	Suretyship	Equity	0	0	1,039	0		0		0
KREDITANSTALT FUR WIEDERAUFBAU	ANDINOS C.A.	Subsidiary	Suretyship	Equity	1,162	1,162	1,548	402		380		380
RABOBANK NEDERLAND	FORESTAL ARGENTINA S.A.	Subsidiary	Suretyship	Equity	0	0	5,478	0		0		0
BANCO PROVINCIAL	FIBRANOVA C.A.	Subsidiary	Suretyship	Equity	9,306	9,306	8,214	9,306		0		0
BANCO BBVA	FIBRANOVA C.A.	Subsidiary	Suretyship	Equity	2,583	2,583	3,025	2,101		482		0
BANCO CORPBANCA	FIBRANOVA C.A.	Subsidiary	Suretyship	Equity	25,067	25,067	25,050	21,061		4,005		0
BANCO DE CRÉDITO E INVERSIONES	FIBRANOVA C.A.	Subsidiary	Suretyship	Equity	8,202	8,202	7,805	6,952		1,250		0
BANCO DE VENEZUELA S.A.	FIBRANOVA C.A.	Subsidiary	Suretyship	Equity	22,722	22,722	27,717	22,722		0		0
BANCO DEL ESTADO DE CHILE	FIBRANOVA C.A.	Subsidiary	Suretyship	Equity	8,867	8,867	10,386	7,214		1,653		0
BANCO MERCANTIL	FIBRANOVA C.A.	Subsidiary	Suretyship	Equity	26,585	26,585	27,418	26,585		0		0
BANCO SANTANDER	FIBRANOVA C.A.	Subsidiary	Suretyship	Equity	3,882	3,882	3,695	3,290		592		0
BANCO SECURITY	FIBRANOVA C.A.	Subsidiary	Suretyship	Equity	3,827	3,827	3,646	3,244		583		0
CITIBANK VENEZUELA	FIBRANOVA C.A.	Subsidiary	Suretyship	Equity	2,339	2,339	3,651	2,339		0		0

	Debtor			Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
Institution	Name	Relation	Guaranty Type	Type	Account value	30-09-2007	30-09-2006	30-09-2008	Assets	30-09-2009	Assets	30-09-2010	Assets
WESTDEUTSCHE LANDESBANK	FIBRANOVA C.A.	Subsidiary	Suretyship	Equity	13,808	13,808	16,008	13,808		0		0
BNP PARIBAS	FIBRANOVA C.A.	Subsidiary	Suretyship	Equity	7,823	7,823	7,245	7,823		0		0
KREDITANSTALT FUR WIEDERAUFBAU	FIBRANOVA C.A.	Subsidiary	Suretyship	Equity	10,459	10,459	13,933	3,619		3,420		3,420
BANCO DE CRÉDITO E INVERSIONES	MASISA ARGENTINA S.A.	Subsidiary	Suretyship	Equity	8,392	8,392	11,188	2,836		2,778		2,778
RABOBANK NEDERLAND	MASISA ARGENTINA S.A.	Subsidiary	Suretyship	Equity	7,553	7,553	10,070	2,553		2,500		2,500
ABN AMRO BANK	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Equity	11,036	11,036	11,033	36		1,100		2,750
CITIBANK N.A.	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Equity	24,831	24,831	24,824	81		2,475		6,188
RABOBANK NEDERLAND	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Equity	24,831	24,831	24,824	81		2,475		6,188
THE BANK OF NOVA SCOTIA	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Equity	24,831	24,831	24,824	81		2,475		6,188
WESTDEUTSCHE LANDESBANK	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Equity	24,831	24,831	24,824	81		2,475		6,188
BANCO BBVA	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Equity	295	295	491	199		96		0
BANCO DEL ESTADO DE CHILE	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Equity	567	567	945	382		185		0
BANCO ITAU BBA	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Equity	2,042	2,042	1,006	1,042		1,000		0
BANCO DO BRASIL	MASISA MADEIRA	Subsidiary	Suretyship	Equity	1,015	1,015	0	1,015		0		0

	Debtor			Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
Institution	Name	Relation	Guaranty Type	Type	Account value	30-09-2007	30-09-2006	30-09-2008	Assets	30-09-2009	Assets	30-09-2010	Assets
BANCO SANTANDER	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Equity	1,067	1,067	1,776	719		348		0
WESTDEUTSCHE LANDESBANK	INVERSIONES INTERNACIONALES TERRANOVA	Subsidiary	Suretyship	Equity	0	0	5,224	0		0		0
KREDITANSTALT FUR WIEDERAUFBAU	INVERSIONES INTERNACIONALES TERRANOVA	Subsidiary	Suretyship	Equity	0	0	15,020	0		0		0
CITIBANK VENEZUELA	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Equity	0	0	3,705	0		0		0
WESTDEUTSCHE LANDESBANK	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Equity	5,996	5,996	9,965	5,996		0		0
BANQUE EUROPEENNE POUR AM	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Equity	0	0	0	0		0		0
BANCO DE CHILE	OXINOVA C.A.	Joined	Suretyship	Equity	4,900	4,900	4,900	4,900		0		0
					291,714	291,714	348,605	152,418		31,216		36,580

NOTE 29: GUARANTEES RECEIVED FROM THIRD PARTIES

At the closing of these financial statements and to guarantee the payment and fulfillment of client obligations related to business operations, guarantees for THU$10,487 (THUS$8,124 in 2006) have been received, consisting of pledges, mortgages, endorsement of loan insurance policies, special commands, guarantees and joint debts.

NOTE 30 - NATIONAL AND FOREIGN CURRENCY

a)	Assets

The breakdown of all foreign currency accounts is as follows:
		Amount
Account	Currency	30-09-2007	30-09-2006
Cash	Chilean peso	1,194	0
Cash	Dollar	3,892	4,811
Cash	Argentinean Peso	1,945	0
Cash	Brazilian Real	4,303	1,848
Cash	Mexican Peso	1,021	2,963
Cash	Bolivars	1,506	692
Cash	Other currencies	394	828
Cash	Euro	20	6
Time deposit	Dollar	20,716	44,143
Time deposit	Euro	123	89
Time deposit	Mexican Peso	9,707	0
Time deposit	Bolivars	18	886
Time deposit	Brazilian Real	11,060	5,267
Time deposit	Other currencies	691	461
Marketable securities	Chilean peso	1,154	201
Accounts receivable	Chilean peso	25,512	29,727
Accounts receivable	Euro	1,199	295
Accounts receivable	Dollar	48,552	62,854
Accounts receivable	Argentinean Peso	3,789	2,579
Accounts receivable	Brazilian Real	27,816	546
Accounts receivable	Bolivars	17,818	12,102
Accounts receivable	Other currencies	3,670	3,721
Accounts receivable	Mexican Peso	16,318	29,228
Notes receivable	Chilean peso	3,042	2,196
Notes receivable	Dollar	1,600	2,466
Notes receivable	Argentinean Peso	3,743	3,540
Notes receivable	Other currencies	17	386
Notes receivable	Brazilian Real	0	2
Notes receivable	Mexican Peso	650	2,378
Sundry debtors	Chilean peso	4,973	5,737
Sundry debtors	Dollar	4,595	8,470
Sundry debtors	Bolivars	6,508	2,891
Sundry debtors	Euro	3	1,197
Sundry debtors	Argentinean Peso	1,384	1,056
Sundry debtors	Brazilian Real	3,438	3,231
Sundry debtors	Mexican Peso	1,473	2,285
Sundry debtors	Other currencies	2,237	2,624

Notes receivable from related companies	Dollar	7,619	7,694
Inventories	Dollar	193,517	188,145
Recoverable taxes	Chilean peso	24,574	20,595
Recoverable taxes	Dollar	3,436	3,087
Recoverable taxes	Argentinean Peso	3,833	12,934
Recoverable taxes	Brazilian Real	8,082	5,553
Recoverable taxes	Mexican Peso	1,627	920
Recoverable taxes	Bolivars	10,622	2,739
Recoverable taxes	Other currencies	2,891	1,609
Prepaid expenses	Chilean peso	4,166	806
Prepaid expenses	Dollar	2,173	1,768
Prepaid expenses	Argentinean Peso	15	340
Prepaid expenses	Bolivars	1,879	1,813
Prepaid expenses	Brazilian Real	566	734
Prepaid expenses	Mexican Peso	246	240
Prepaid expenses	U.F.	8	0
Prepaid expenses	Other currencies	137	2,093
Deferred taxes	Dollar	2,191	831
Deferred taxes	Argentinean Peso	2,054	627
Deferred taxes	Mexican Peso	1,074	2,085
Deferred taxes	Other currencies	5	8
Others currents assets	Other currencies	0	13
Others currents assets	U.F.	926	0
Others currents assets	Dollar	923	2,373
Others currents assets	Argentinean Peso	0	15
Others currents assets	Mexican Peso	267	161

Fixed Assets
Fixed Assets	Dollar	1,587,886	1,475,494
Investments in related companies	Dollar	4,319	4,633
Investments in other companies	Chilean peso	35	48
Investments in other companies	Dollar	182	157
Goodwill	Dollar	2,345	1,186
Negative goodwill	Dollar	-55,295	-59,412
Long term receivables	Dollar	1,859	2,182
Long term receivables	Chilean peso	0	258
Long term receivables	Argentinean Peso	159	32
Long term receivables	Brazilian Real	3,367	2,089
Long term receivables	Other currencies	0	100
Notes receivable from related companies	Dollar	0	1,556

Intangible	Dollar	11,498	10,637
Amortization (less)	Dollar	-680	-28
Others	Chilean peso	380	378
Others	Bolivars	265	0
Others	U.F.	9,756	0
Others	Argentinean Peso	56	46
Others	Dollar	17,315	15,116
Others	Brazilian Real	1,360	857
Others	Other currencies	0	662
Others	Mexican Peso	771	106
Total Assets
	Chilean peso	65,030	59,946
	Dollar	1,858,643	1,778,163
	Argentinean Peso	16,978	21,169
	Brazilian Real	59,992	20,127
	Mexican Peso	33,154	40,366
	Bolivars	38,616	21,123
	Other currencies	10,042	12,505
	Euro	1,345	1,587
	U.F.	10,690	0

b)	Short Term Liabilities

		Until 90 days				90 days to 1 year
		30-09-2007		30-09-2006		30-09-2007		30-09-2006
Account	Currency	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate
Obligations to banks and financial institutions short/term	dollar	0		7		23,573	5.43%	2,009	5.65%
Obligations to banks and financial institutions short/term	bolivars	0		0		94,118	12.42%	63,888	2.1%
Obligations to banks and financial institutions portion	dollar	6,175	6.5%	9,543	3.46%	36,183	6.5%	20,200	3.46%
Obligations to banks and financial institutions portion	bolivars	0		0		0		27,998	6%
Obligations with the public short/term portion (Bonds)	U.F.	7,322	4.75%	0		10,818	4.31%	24,379	5.8%
Obligations with the public short/term portion (Bonds)	dollar	274	8.06%	0		39,434	5.7%	9,980	7.9%
Long term liabilities maturing within one year	dollar	0		4		0		0
Dividends payable	Chilean peso	451		0		0		0
Dividends payable	dollar	0		504		0		0
Accounts payable	U.F.	214		63		0		0
Accounts payable	Chilean peso	9,237		18,249		0		0
Accounts payable	dollar	37,608		20,577		0		0
Accounts payable	Argentinean peso	2,132		1,523		0		0
Accounts payable	Brazilean real	10,360		6,429		0		0
Accounts payable	bolivars	2,693		2,641		0		0
Accounts payable	Mexican peso	1,908		2,333		0		0
Accounts payable	EURO	1,282		1,359		0		0
Accounts payable	Other currencies	5,366		4,586		0		0
Notes payable	Argentinean peso	997		719		0		0
Sundry creditors	Chilean peso	43		41		0		0
Sundry creditors	dollar	188		1,539		0		0
Sundry creditors	Mexican peso	2		0		0		0
Sundry creditors	Brazilean real	0		5		0		0
Sundry creditors	bolivars	320		320		0		0
Sundry creditors	EURO	780		275		0		0
Sundry creditors	Other currencies	40		12		0		0

		Until 90 days				90 days to 1 year
		30-09-2007		30-09-2006		30-09-2007		30-09-2006
Account	Currency	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate
Notes and accounts payable to related companies	dollar	1,877		4,948		0		0
Notes and accounts payable to related companies	bolivars	8,841		0		0		0
Provisions	Chilean peso	4,594		4,901		0		16
Provisions	dollar	12,848		5,500		1,283		1,068
Provisions	Argentinean peso	9,673		5,751		0		0
Provisions	bolivars	4,124		2,723		0		0
Provisions	Brazilean real	6,454		4,959		0		0
Provisions	Mexican peso	1,085		1,133		0		0
Provisions	Other currencies	232		113		0		0
Withholdings	Chilean peso	1,150		891		0		0
Withholdings	dollar	662		867		52		68
Withholdings	bolivars	3,413		2,587		0		0
Withholdings	Argentinean peso	1,186		805		0		0
Withholdings	Brazilean real	6,912		8,611		0		0
Withholdings	Mexican peso	2,076		3,746		0		0
Withholdings	Other currencies	177		591		0		0
Income tax	dollar	478		1,382		0		0
Income tax	Argentinean peso	0		0		6,727		3,675
Income tax	bolivars	2,823		106		0		0
Income tax	Brazilean real	946		710		0		0
Income tax	Mexican peso	0		970		98		120
Income tax	Other currencies	799		838		0		0
Income received in advance	Chilean peso	226		837		0		0
Income received in advance	bolivars	4		27		0		0
Income received in advance	Brazilean real	0		2		0		0
Other current liabilities	dollar	0		314		0		0
Other current liabilities	Mexican peso	245		0		0		0
Other current liabilities	Other currencies	15		0		0		0

		Until 90 days				90 days to 1 year
		30-09-2007		30-09-2006		30-09-2007		30-09-2006
Account	Currency	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate
TOTAL CURRENT LIABILITIES

	dollar	60,110		45,185		100,525		33,325
	bolivars	22,218		8,404		94,118		91,886
	U.F.	7,536		63		10,818		24,379
	Chilean peso	15,701		24,919		0		16
	Argentinean peso	13,988		8,798		6,727		3,675
	Brazilean real	24,672		20,716		0		0
	Mexican peso	5,316		8,182		98		120
	EURO	2,062		1,634		0		0
	Other currencies	6,629		6,140		0		0

Long-term Liabilities as of September 30, 2007

The breakdown of all foreign currency accounts is as follows:
		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
Obligations to banks and financial institutions long term	Dollar	84,673	6.86%	61,750	6.86%	0	0	0	0
Obligations with the public (Bonds) long term	U.F.	60,631	4.38%	75,133	4.6%	40,471	4.75%	107,534	4.3%
Sundry creditors long term	Dollar	67	0	0	0	0	0	0	0
Provisions	Dollar	0	0	0	0	539	0	0	0
Provisions	Bolivar	1,118	0	0	0	0	0	0	0
Deferred taxes	Dollar	47,930	0	0	0	18,647	0	0	0
Deferred taxes	Argentinean peso	2,097	0	741	0	1,852	0	1,851	0
Deferred taxes	Mexican peso	92	0	0	0	0	0	0	0
Deferred taxes	Bolivar	1,542	0	0	0	0	0	0	0
Deferred taxes	Brazilian Real	1,698	0	0	0	0	0	0	0
Other long-term liabilities	Dollar	2,139	0	0	0	0	0	0	0
Other long-term liabilities	Brazilian Real	0	0	15,404	0	0	0	0	0
Total long-term liabilities
	Dollar	134,809		61,750		19,186		0
	U.F.	60,631		75,133		40,471		107,534
	Bolivars	2,660		0		0		0
	Argentinean peso	2,097		741		1,852		1,851
	Mexican peso	92		0		0		0
	Brazilian Real	1,698		15,404		0		0

Past period 09-30-2006

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
Obligations to banks and financial institutions long term	dollar	62,481	5.2%	83,729	5.2%	34,841	5.2%	0
Obligations to the public - long term (Bonds)	U.F.	45,680	4.8%	53,965	4.8%	72,399	4.8%	72,220	4.8%
Obligations to the public - long term (Bonds)	dollar	39,000	5.7%	0		0		0
Sundry creditors	dollar	130		0		0		0
Provisions	bolivars	1,000		0		0		0
Provisions	Brazilean real	426		0		0		0
Deferred taxes	dollar	27,234		0		4,322		8,020
Deferred taxes	Argentinean peso	1,165		777		1,942		1,942
Deferred taxes	bolivars	1,426		0		0		0
Other long-term liabilities	dollar	4,727		0		0		0
Other long-term liabilities
Total long-term liabilities
	dollar	133,572		83,729		39,163		8,020
	U.F.	45,680		53,965		72,399		72,220
	bolivars	2,426		0		0		0
	Brazilean real	426		0		12,924		0
	Argentinean peso	1,165		777		1,942		1,942

NOTE 31: SANCTIONS

Neither the Company nor its directors or managers have received sanctions during the period covered by these financial statements from the Superintendence of Securities and Insurance or other administrative authorities.

NOTE 32: SUBSEQUENT EVENTS

Between September 30 and the emission date of the current financial statements, we had no knowledge of any subsequent events.

NOTE 33 - ENVIRONMENTAL

The Company has a commitment with sustainable development, looking to generate economic value having always in mind our social and environmental values. We believe that this business philosophy constitutes a competitive advantage, especially in the forestry industry that faces strong questioning worldwide due to its social and environmental doing.

Risk management: The Company looks to diminish its operating risks by ensuring the fulfillment of the law and keeping the “social operating license”, understood this as a fluent, transparent and of mutual benefits relationship with every stakeholder. This allows the Company to operate its business without interruptions and by doing this, diminishing its risks.

Eco-efficiency: Under the concept that each process can be improved through responsible and adequate environmental management, the company is concerned to evaluate and develop projects which will allow cost savings, reduction of losses in processes in order to achieve an efficient use of our resources. Recycling generates additional incomes and finally implies a lesser risk.

The company is committed and has made investments in operative areas related to the environmental management system, the invested amounts expressed in THUS$, in the company and its subsidiaries are:

		Invested
	Budget	& expenses
Business Unit	2007	2007
	ThUS$	ThUS$
Word Boards & Solid Wood	7,607	2,476
Forestry	938	477
Total	8,535	2,954

Certifications: The Company and its Subsidiaries posses three internationally recognized certifications: ISO 14001 for environmental management, OHSAS 18001 for healthcare and industrial security, and Forest Stewardship Council (FSC) for forestry plantations sustainable management. In Chile, solid wood operations received their certifications ISO 14001 and OHSAS 18001 on May 2007 and during 2008, the forestry operations in Argentina will receive the OHSAS 18001 certification.

Climate Change: Masisa S.A. is the first Chilean Company to be admitted in the Chicago Climate Exchange (CCX). This membership will allow the Company to trade its surplus of greenhouse effect gases in the voluntary emissions market in the United States. Also it will allow the Company to reach its commitment of having a positive or neutral carbon balance.

Legal Aspect: This aspect gathers all that relates to permit applications, authorizations, and environment related certifications, as well as the regularization of any pending aspects.

CONSOLIDATED FINANCIAL STATEMENTS RATIO ANALYSIS
STATEMENTS
AS OF September 30, 2007
(In thousands of US$)

A.	Comparative analysis of the main observed trends:

	2007	2006	2006
	Jan-Sept	Jan-Sept	Jan-Dec
Liquidity Indexes
Current Liquid Assets	1.37	1.80	1.78
Acid Ratio	0.04	0.04	0.06

Current liquid assets dropped from 1.80 up to September 30, 2006, to 1.37 up to September 30, 2007. This is mainly explained by an increase in current liabilities of US$93.1 million in the first nine months of 2007, which was partially offset by an increase in current assets of US$10.0 million in the same period. The higher current liabilities up to September 30, 2007, compared with the same period of the previous year is explained by: (i) an increase in the item short-term portion due to banks of US$51.8 million on account of a higher working capital requirement because of the company’s increased commercial operations, and of temporary refinancing of long-term debt maturity, (ii) an increase in the current portion of bonds payable of US$23.5 million and (iii) greater accounts payable of US$13.0 million due to the increased commercial operations.

	2007	2006	2006
	Jan-Sept	Jan-Sept	Jan-Dec
Indebtedness Indexes
Indebtedness Ratio (times)	0.72	0.69	0.65
Short Term Debt/Total Debt	33.62%	25.39%	25.36%
Long Term Debt/Total Debt	66.38%	74.61%	74.64%
Financial Expenses Coverage (times)	2.22	2.14	2.06

In consolidated terms, the company has a suitable debt level with an indebtedness ratio that increased slightly to 0.72 times up to September 30, 2007. The company’s total financial debt amounted to US$648.1 million up to September 30, 2007, increasing by US$25.8 million on the period up to September 30, 2006. The change in the debt composition is mainly explained by the increase in the item short-term portion due to banks of US$51.8 million and the increase in the current portion of long-term bonds payable of US$23.5 million, and the reduction in long-term bank debt of US$34.6 million. In June 2007, the company successfully placed bonds in the domestic market amounting to UF2.5 million (equivalent to US$88.0 million), and such bonds were used to refinance financial liabilities, thereby improving the company’s debt rate and maturity structure conditions.

The company improved its financial expenditure hedging up to September 30, 2007, which rose to 2.22 times against the 1.14 times up to September 30, 2006.

	2007	2006	2006
	Jan-Sept	Jan-Sept	Jan-Dec
Activity Indexes
1, Total Assets	2,094,293	1,954,794	2,016,334
Investments in the period
- In Fixed asset	99,176	84,086	121,843
Transfers:
- Divestitures	1,441	38	1,565
2, Inventory Turnover	2.81	2.49	3.33
3. Inventory Permanence	96.07	108.60	108.23
4. Accounts Payable Turnover	5.77	6.17	12.97
5. Accounts Payable Permanence	31.19	29.16	27.76
6. Accounts Receivable Turnover	2.83	2.83	6.16
7. Accounts Receivable Permanence	63.55	63.68	58.40

Despite the large increase in sales in the last few years, the company has kept its total asset level in consolidated terms relatively stable. There was a 7.1% increase in total assets for the period ended September 30, 2007, against the same period in 2006. This increase is mainly explained by an increase in lands of US$22.5 million (mainly lands with forestry potential for the development of Greenfield forestry projects) and by the greater fixed assets net of depreciation of US$119.5 million (mainly for the investment in the new MDF mill at Cabrero in Chile, along with forest investment and an increase in the value of forest assets the company holds in Argentina, Brazil, Chile and Venezuela).

The company has made endeavors to reduce its working capital requirements. Commensurate with this, there was an improvement in the inventory turnover, which increased from 2.49 times in the nine months ended September 30, 2006, to 2.81 times in the nine months ended September 30, 2007. Likewise, the accounts payable days increased in the nine months ended September 30, 2007, reaching 31.19 days versus the 29.16 days in the same period of the previous year. The accounts receivable days remained stable in the period ended September 30, 2007, at 63.55 days against the 63.68 days in the period ended September 30, 2006,

	2007	2006	2006
	Jan-Sept	Jan-Sept	Jan-Dec
Income Indexes
Operating Income	706,109	663,850	886,507
- Domestic market	501,622	594,874	816,439
- Foreign market	204,487	68,976	70,068
Operating Costs	(532,718)	(510,207)	(678,956)
- Domestic market	(378,444)	(487,912)	(625,292)
- Foreign market	(154,274)	(22,295)	(53,664)
Operating Income	76,564	65,446	83,579
Financial Expenses	(29,237)	(26,037)	(35,371)
Non-Operating Income	(40,757)	(35,890)	(45,997)
R.A.I.I.D.A.I.E.	103,442	93,658	124,040
Net Income (loss) after tax	23,059	15,685	24,933

Operating earnings amounted to US$706.1 million in the nine months ended September 30, 2007, and were 6.4% up on the same period of the previous year. The higher sales are mainly explained by the better price performance of the furniture board business (MDF and particleboard), which offset the weaker performance of the solid wood business, specifically fingerjoint and MDF moldings, which are product lines that have been hit by the slowdown of the construction sector in the United States, the main export market.

Operating income was up 17.0% amounting to US$76.6 million in the nine months ended September 30, 2007, against the US$65.4 million in the same period of the previous year. This increase reflects the good performance of the company’s core business (furniture boards in Latin America) and the success of the commercial endeavors made, which offset the effect of higher sales and administration expenses, which rose US$8.6 million in the first nine months of 2007 on the same period of the previous year. This increase in the sales and administration expenses in the first nine months of 2007 on the same period of the previous year is mainly explained by greater expenses of: (i) marketing of US$4.8 million due to extraordinary expenditures related to the re-routing of green sawn lumber exports from Mexico to other markets in Central America amounting to US$1.3 million, along with an increase in commercial operations and freight rates, (ii) remunerations of US$1.4 million, and (iii) consultancy and auditing of US$1.1 million. The sales and administration expenses to sales ratio was 13.7% in the nine months ended September 30, 2007, compared with 13.3% in the same period of the previous year.

The operating margin (operating income/sales) improved, increasing from 9.9% in the first nine months of 2006 to 10.8% in the same period of 2007. This reflects the successful commercial endeavors made by the company in the 2007 period, which has not only enabled it to transfer the constant cost increases, mainly resins, wood and energy, to prices but also to recover its margins.

The following is the breakdown of depletion for the periods analyzed:

	2007	2006	2006
	Jan-Sept	Jan-Sept	Jan-Dec
Argentina	630	900	1,288
Brazil	3,737	4,419	5,562
Chile	7,068	6,878	9,011
Venezuela	2,448	2,747	3,307
Total	13,883	14,944	19,168

	2007	2006	2006
	Jan-Sept	Jan-Sept	Jan-Dec
Profitability Indexes
1, Return on shareholders’ equity	2.23%	1.72%	2.58%
2. Return on assets	1.29%	0.97%	1.48%
3. Return on operating assets	3.66%	3.32%	4.13%
4. Earnings per share (US dollars)	0.00467	0.0034	0.0052
5. Return on dividends	0.90%	1.18%	1.01%

B.- Description and Analysis of the Main Net Cash Flow Components

	2007	2006	2006
	Jan-Sept	Jan-Sept	Jan-Dec

Positive net cash flow from operating activities	71,629	100,666	132,035
- Sales Debtor collection	989,075	824,231	1,230,899
- Payment to suppliers and employees	(876,602)	(694,340)	(1,053,794)
- Others	(40,844)	(29,225)	(45,070)
Net cash flow from
Financing Activities	10,337	(22,099)	(32,963)
- Share placement payment	-	44,012	44,012
- Loan granting	160,383	219,368	242,536
- Obligations to the public	87,842	162,965	162,965
- Dividend payment	(12,433)	(11,491)	(11,491)
- Loan payment	(151,739)	(266,445)	(291,108)
- Obligations to the public payment	(81,502)	(169,605)	(178,338)
- Others	7,786	(903)	(1,539)

Net cash flow from
Investment Activities	(71,875)	(114,246)	(149,868)
- Fixed assets sales	1,441	38	1,565
- Incorporation of fixed assets	(99,176)	(84,086)	(121,843)
- Others	25,860	(30,198)	(29,590)

Total net cash flow for the period	(10,091)	(35,679)	(50,796)
Inflation effect	(32)	17	(12)

Initial cash balance and cash equivalent	47,049	97,857	97,857
Final cash balance and cash equivalent	57,108	62,195	47,049

The reduction of cash and cash equivalents in the first nine months of 2007 on the same period of the previous year can be highlighted regarding cash flows, mainly explained by the lower cash flow generation from operating activities and the lower initial cash flow balance from the 2006 period due to higher investment in capital assets, which are largely related to the MDF mill at Cabrero in Chile, which started up in September 2007, adding a production capacity of 340,000 m3 a year. Moreover, the company was able to gain access to financial markets, refinance bank and bond debt, thereby improving its financial debt maturity profile.

C. Book and Economic Values of Assets and Liabilities

The company’s main assets are its productive plants in Chile and its investments overseas in countries like Argentina, Brazil, Venezuela and Mexico, which are stated pursuant to generally accepted accounting principles. The studies the company normally carries out to analyze the economic value of its productive plants have revealed that such values exceed the respective book values, and provisions are established to adjust such value to market values for those cases deemed necessary and based on evidence.

D. Analysis of the Major Changes in the Period

The company does business in various markets, mainly focused on Chile, the United States, Brazil, Mexico, Argentina and Venezuela. Due to this, the company’s sales and financial income are exposed to the conditions prevailing in each market. The table below shows the breakdown of sales by export market:

	2007	2006	2006
	Jan-Sept	Jan-Sept	Jan-Dec
United States	19.8%	27.0%	26.0%
Chile	16.1%	16.5%	16.3%
Mexico	11.6%	13.7%	13.2%
Brazil	20.7%	16.1%	16.4%
Venezuela	15.1%	9.5%	10.4%
Argentina	9.7%	7.5%	7.9%
Others	13.4%	9.7%	9.8%
Total	100.0%	100.0%	100.0%

The commercial performance in Latin American markets was favorable, reflecting the strong demand for our products, especially MDF and particleboard. There were higher sales in all our markets, except in the USA, Mexico and Chile where sales dropped 26.8%, 14.9% and 2.2%, respectively. Sales in Chile amounted to US$107.2 million in the period ended September 30, 2007, against the US$109.6 million in the same period of the previous year. The main reason for this drop in sales was the lower sale of boards to molding producers due to the slowdown in the US market. In the case of Mexico, sales in the first nine months of 2007 amounted to US$77.3 million against the US$90.8 million in the same period of the previous year. This drop is mainly explained by lower green sawn lumber sales of 38.7%, which was a decrease of -US$14.6 million in the first nine months of 2007 on the same period of 2006. This drop is explained by phytosanitary issues. The company has addressed this situation by re-routing its green sawn lumber exports to other markets in Central America and by increasing its dry wood exports to Mexico, either by leveraging the internal drying capacity or by means of trading, and this is to carry on supplying its customers in Mexico.

We should highlight the lower impact of the US market on the company’s total sales, which dropped from accounting for 27.0% of the total sales in the nine months ended September 30, 2006, to 19.8% in the nine months ended September 30, 2007. This decrease is mainly explained by the slowdown in the construction industry in such market, which led to lower sales of virtually all our products, except solid wood door sales, which rose 4.4% in the first nine months of 2007 compared with the same period of the previous year. The main decreases in value terms were OSB (-US$21.0 million), fingerjoint moldings (-US$19.2 million), and MDF moldings (-US$12.1 million). Nevertheless, in the case of MDF moldings the company has favored maintaining prices relatively high in the US market and sacrificing volume. This greater available volume of MDF boards was marketed as boards in Latin American markets. In the case of OSB, exports were suspended from our plant in Brazil due to the unfavorable commercial conditions in the United States for this product. We are selling increased volumes of our OSB output in the markets in Brazil and China where we have found markets offering suitable commercial conditions.

Masisa S.A. has increased the diversification of its market risk in the last few years by expanding its productive and commercial operations to other countries. Hence, it currently has plants in Chile, Argentina, Brazil, Venezuela and Mexico. The company also has its own commercial operations in the United States, Colombia, Peru and Ecuador and it exports to a host of countries in America, Asia and Europe. The company thereby avoids the risk exposure of a particular market.

The company also faces the risk in its markets of possible tougher competition or the entry of new players in the board, wood and forest product market.

Masisa S.A. deems it has a sound position in each market in which it participates directly, which enables it to maintain profitable and growing operations. However, the company can not assure these conditions will not change in the future with the entry of new players or tougher competition in the market in which it participates. To address such risks, the company focuses on maintaining its cost leadership, keeping up a strong distribution chain, constantly enhancing it’s offering of products, and obtaining brand recognition, among others.

The company’s assets and liabilities are exposed to foreign exchange rate fluctuations or those of different currencies than the functional accounting currency (US dollars). The presence of assets and liabilities in currencies other than the US dollar is mainly due to the company’s operations in domestic markets, to domestic sales activities, to investment in assets purchased in the domestic market and to securing internal financing. The following were the balances in non-US dollar currencies and/or expressed in a different currency from the functional currency in the periods analyzed:

Summary of assets and liabilities in non-US dollar currencies
(expressed in thousands of US dollars)

	2007	2006	2006
	Jan-Sept	Jan-Sept	Jan-Dec
Assets	235,847	191,810	190,197
Liabilities	520,047	465,112	419,306
Asset Position (liability)	(284,200)	(273,302)	(229,109)

The company deploys hedging to reduce the exchange rate fluctuation risks, as shown in the respective hedging note.

Based on market conditions, the company’s management establishes policies to secure loans, invest in time deposits and marketable securities with a reverse re-sale agreement and the use of hedging instruments. Depending on the amounts, the board also approves these transactions before they are carried out. The new long-term financing to finance new investment or refinance existing liabilities must be approved by the company’s board of directors. The local management in those countries where Masisa S.A. has operations can secure new short-term loans for their working capital needs in the normal course of business.

E. Risk Analysis

Analysis of Risk Factors

The company faces various markets, financial and operational risk factors during the normal course of its business.

- Financial and exchange rate risk:

The company management establishes policies to address the financial risk by using hedging instruments like swaps, forwards, options or futures to hedge the exchange rate and interest rate fluctuation risks.

The company does not use hedging instruments for speculative purposes.

- Operational risk:

Masisa S.A. faces raw material supply risks during the normal course of business, especially chemical resins and wood that are key elements used to produce its products. To minimize such risk, the company has long-term agreements with chemical resin suppliers.

In addition to the forests and plantations the company owns directly in Chile, it is also the main shareholder of Forestal Tornagaleones S.A., which has plantations in Chile and Argentina. Moreover, it has a policy of diversifying its wood residue supply, thereby reducing the dependence on individual suppliers.

During the normal course of business, the company may face risks of damage to its plants, the risk of warehouse loss, damage to third parties, legal contingencies, commercial risks and others. The company management strives to identify such risks to prevent them from happening, minimize the potential adverse effects and/or cover the possible losses from such events with insurance.

Relevant Events

Below there is an overview of the significant events of Masisa S.A. for the period January to September of 2007, and which the management deems should be made known to the shareholders.

On March 29, 2007, the company informed the Superintendence of Securities and Insurance and the stock markets that, commensurate with the company’s dividend policy for 2006, the Board had agreed to propose to the next Ordinary Shareholders’ Meeting the payment of a compulsory minimum final dividend and an additional final dividend charged to the net income of the period ended December 31, 2006. The total dividend to be distributed shall amount to US$12,466,914.79, which is equivalent to 50% of the distributable net income of the 2006 period amounting to US$24,933,829.57. This dividend of US$0.0021996229 per share shall be paid on May 25, 2007, in Chilean pesos, and according to the “observed” US dollar exchange rate published in the Official Gazette on May 18, 2007.

On April 27, 2007, the company informed the Superintendence of Securities and Insurance and the stock markets in the country that the Ordinary Shareholders’ Meeting of Masisa S.A., held on April 27, 2007 (hereinafter referred to as the “Meeting”), had reached the following agreement: the payment of a compulsory minimum final dividend and an additional final dividend charged to the distributable net income of the period ended December 31, 2006. The total dividend to be distributed amounts to US$12,466,914.79, which is equivalent to 50% of the distributable net income of the 2006 period (30% the compulsory minimum dividend and 20% the additional dividend). Hence, the total dividend per share shall be US$0.0021996229. The dividend shall be paid on May 25, 2007, and the shareholders listed in the Shareholders’ Registry of Masisa S.A. on May 18, 2007, shall be entitled to it. The dividend shall be paid in Chilean pesos, and according to the “observed” US dollar exchange rate published in the Official Gazette on May 18, 2007. The advertisement informing the shareholders of this dividend agreement and the form of payment shall be timely published in the La Segunda newspaper of Santiago.

On May 24, 2007, the company informed the Superintendence of Securities and Insurance and the stock markets in the country that the Board was informed in an ordinary board meeting, held on May 23, 2007, of Mr. Stephan Schmidheiny transferring to his son Alex Max Schmidheiny the faculty of appointing and removing, pursuant to the law applicable, the person acting as Protector of the VIVA Trust, a trust fund constituted according to the laws of the Bahamas. As the Superintendence is aware, in 2003 Mr. Stephan Schmidheiny made an irrevocable donation to the VIVA Trust of the entire shareholding he held in a series of companies, in former Terranova S.A. and in former Masisa S.A., companies that after their merger gave rise to the current Masisa. Commensurate with the organizational structure of the VIVA Trust, there is an Advisory Committee made up of 2 to 7 members, which implements and controls the strategy of the trust and a natural person called the Protector, who is empowered to appoint and remove, pursuant to the law applicable, the members of the Advisory Committee and the Trustee, and who safeguards that such strategy is implemented in keeping with the vision, values and principles established by the founder of the VIVA Trust. Based on the aforementioned organizational structure of the VIVA Trust and the faculty of Mr. Alex Max Schmidheiny to appoint and remove, pursuant to the law applicable, the person acting as the Protector of such trust fund, the company deems that, without a share transfer or purchase arising, there has been a change in the person having the final control of the VIVA Trust administration and hence of Masisa, notwithstanding the fact that such trust fund maintains its majority shareholding and indirect control of the company through its trustee. We would like to highlight that the founder of the VIVA Trust, Mr. Stephan Schmidheiny, and Mr. Alex Max Schmidheiny have no shareholding or financial interest whatsoever in such trust fund, and hence they have no direct or indirect voting power under any circumstance in Masisa, or the power to dispose of Marisa’s shares howsoever. This significant event being informed of has no financial or accounting impact on Masisa. Lastly, we hereby inform the Superintendence that Mr. Roberto Artavia Loría is the Protector of the VIVA Trust and that the Advisory Committee is made up of Mr. Peter Fuchs as president, and Wenceslao Casares, Antonio Espinoza and Jonathan Lash as directors. For further information about the VIVA Trust, its mission and the various activities undertaken through the AVINA Foundation and the initiatives such trust fund has developed, we recommend you visit its website http://www.vivatrust.net

On June 1, 2007, the company signed a binding agreement with (i) the Chilean company Los Boldos S.A. (hereinafter referred to as LBSA), belonging to Diversified International Timber Holdings LLC, a US forestry investment company, and with (ii) the Chilean company GrupoNueva S.A. (hereinafter referred to as NUEVA), belonging to Nueva Holding Inc., the parent company of MASISA; for Forestal Tornagaleones S.A. (hereinafter referred to as FTG) to sell LBSA and NUEVA, respectively, 90% (80% to LBSA and 10% to NUEVA) of its shareholding in Forestal Argentina S.A. (hereinafter referred to as FASA). Moreover, the aforementioned agreement envisages that MASISA will be the direct owner of the remaining 10% and that the three investors develop FASA together. The mentioned deal is part of an agreement between the three investors to explore joint investments in forest assets.

The price agreed on for FASA considers a financial value of US$107.2 million for all its assets.

The aforementioned deal envisages a long-term contract for FASA to supply MASISA with wood. The final closing of this purchase and sale agreement is subject to normal commercial conditions for these kinds of deals, to due diligence, and to the authorization from Argentina’s National Border Zone Commission. This sale of 90% of FASA will give MASISA a net income of approximately US$29 million without considering the effects of realizing reserves related to FASA that to date have been recognized in the shareholders’ equity of Masisa. MASISA will use the proceeds of this deal to pay off financial liabilities. By delivering this information, the board of directors agreed to eliminate the confidential nature of the agreement reached by it on March 28, 2007, and that concerns this same issue.

On June 7, 2007, the company informed the Superintendence of Securities and Insurance and the stock markets in the country of the placement of bonds carried out on such date with regard to the line registered in the Securities Registry of the Superintendence of Securities and Insurance under number 356, dated November 10, 2003 (hereinafter referred to as the “Line”). The breakdown is as follows: (a) bonds of UF500,000 of the “F Series” were placed and charged to the Line with a term of 5 years and 4.5 years of grace, at a placement rate of 3.73% per annum; (b) bonds of UF500,000 of the “G Series” were placed and charged to the Line with a term of 5 years and 4.5 years of grace, at a placement rate of 3.72% per annum; and (c) bonds of UF1,500,000 of the “H Series” were placed and charged to the Line with a term of 21 years and 10 years of grace, at a placement rate of 4.64% per annum. The proceeds obtained from the aforementioned placements will be allocated to pre-paying the “A Series” bonds, corresponding to the first issue made and charged to the Line, and to paying or pre-paying the short or long-term liabilities of Masisa S.A. and/or its affiliates.

On July 3, 2007, the company complemented the significant event dated June 1, 2007, sent to the Superintendence of Securities and Insurance and the stock markets in the country, by informing that the amount of realizing reserves related to Forestal Argentina S.A. acknowledged in the shareholders’ equity of MASISA would amount to approximately US$11 million, and the transfer of 90% of Forestal Argentina S.A. would therefore give MASISA a total financial net income of approximately US$40 million.

On September 27, 2007, the Company informed to the Superintendence of Securities and Insurance and the stock markets, that the Board in an ordinary session that took place on September 26, 2007, approved the construction of an MDP (Medium Density Particleboard) Plant, with an installed capacity of 550,000 annual cubic meters, along with a melaminating line with a capacity of 220,000 annual cubic meters, both located in Rio Grande do Sul, Brazil. This project will represent an industrial investment of approximately 119US$ million. This investment will be financed with Marisa’s own resources and with new debt.

Apart from what is outlined above, it should be highlighted that there were no other significant events concerning the company in the period January to September of 2007 which, pursuant to what is set forth in Article 9 and subparagraph 2 of Article 10 of Law 18.045, the administration deems necessary to inform of or disclose.

NOTE 34- Withholdings

The remaining holdings as of September 30, 2007 and 2006 are the following:

	2007	2006
	ThUS$	ThUS$
Tax Payable	8,860	14,632
Social Laws	2,349	1,298
Remuneration payable	4,408	2,186
Others	11	50
TOTAL	15,628	18,166

NOTE 35- Recoverable taxes

At September 30 2007 the detail of the recoverable taxes, is the following:

	2007	2006
	THUS$	THUS$
First category tax	(1,126)	(4,267)
Monthly provision payments	21,202	22,720
Provisional payment for absorbed utilities (1)	13,690	12,061
IVA to recover exportations	4,982	5,280
Fiscal Credit IVA	7,469	6,581
Capacitating expenses	676	652
Donations	58	50
Other credits	8,114	4,360
TOTAL Tax to recover	55,065	47,437

(1) During the year 2003, the merger was carried out in which the absorbed companies (Andinos S.A., Sociedad Forestal Millalemu S.A. and Forestal Terranova S.A.) registered tributary utilities of previous periods that had not been withdrawn, generating a right to recover in proportional form the paid tax over the referred utilities, that were absorbed by the accumulated tributary losses that existed in the subsequent Company.

During the year 2005 the Company received dividends of old Masisa S.A., which allowed it to increase the amount of recoverable taxes over the same concept.

During the second trimester of 2005, took place the merger between old Masisa S.A. into Terranova, being generated a right to recover in proportional form the paid tax over the tributary utilities not withdrawn, that were absorbed by the tributary losses that were not retired and that were absorbed by the accumulated tributary losses that existed in the subsequent Company.

During the second trimester of the 2006, Masisa S.A. absorbed, due to a full right dissolution, the Chilean companies Masisa Investments Ltda., Masisa

Concepción Ltda. and Investments Colonel Ltda., all of which registered tributary utilities that were not retired and that had paid tax in previous years, Due to this fact and to that Masisa S.A. had accumulated tributary losses, the right was generated, for the absorbent one, to recover the taxes paid by the absorbed companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MASISA S.A.

Date: November 9, 2007	Conf:	/s/ Patricio Reyes U,,
Name: Patricio Reyes U,
General Counsel